UNITED STATES DISTRICT COURT
DISTRICT OF CONNECTICUT

IN RE FIFTH STREET FINANCE CORP.
SHAREHOLDER DERIVATIVE
LITIGATION

Case No. 3:15-cv-01795-RNC

STIPULATION OF SETTLEMENT

WHEREAS, on February 9, 2015, nominal defendant Fifth Street Finance Corporation ("FSC") filed its Form 10-Q for the first quarter of fiscal year 2015 in which it disclosed that it had placed four investments on non-accrual status, that its monthly dividend would not be paid and that dividends would be decreased going forward, and that certain of its financial metrics, including net investment income and total net assets, had declined from the previous quarter; and

WHEREAS, following the filing of the February 2015 10-Q,[1] four putative FSC shareholders submitted letters to FSC's Board of Directors demanding inspection of documents under 8 Del. C. § 220 relating to, among other things, the disclosures made in the February 2015 10-Q, the relationship of the timing of such disclosures to Fifth Street Asset Management Inc.'s ("FSAM's") IPO and FSC's Advisory Agreement as follows:

> *(i)* the Cooper 220 Demand, submitted by James C. Cooper on December 11, 2015;
>
> *(ii)* the Tuttelman 220 Demand, submitted by Justin Tuttelman on December 15, 2015;
>
> *(iii)* the Mesirov 220 Demand, submitted by Judy Mesirov on February 29, 2016; and
>
> *(iv)* the Gordon 220 Demand, submitted by Matt Gordon on March 4, 2016; and

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[1] All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Section I.A of this Stipulation of Settlement.

WHEREAS, the putative FSC shareholders who submitted demands for inspection of documents under 8 Del. C. § 220, as well as other putative shareholders who did not make such demands, filed shareholder derivative actions arising out of the same allegations that gave rise to the Section 220 Demands as follows:

(i)   the *Chau* Action (captioned *Chau v. Tannenbaum, et al.*, 3:15-cv-01795 (D. Conn.)), filed by Solomon Chau on December 4, 2015;

(ii)   the *Avera* Action (captioned *Avera v. Tannenbaum, et al.*, 3:15-cv-01889 (D. Conn.)), filed by Scott Avera on December 31, 2015;

(iii)   the *Durgerian* Action (captioned *Durgerian v. Tannenbaum, et al.*, FST-CV16-6027659 (Conn. Sup. Ct., Stamford/Norfolk)), filed by John Durgerian on January 25, 2016;

(iv)   the *Dahne* Action (captioned *Dahne v. Tannenbaum, et al.*, FST-CV16-6027660-S (Conn. Sup. Ct., Stamford/Norfolk)), filed by Kamile Dahne on January 25, 2016;

(v)   the *Mesirov* Action (captioned *Mesirov v. Tannenbaum, et al.*, 1:16-cv-00552-UA (S.D.N.Y.)), filed by Judy Mesirov on January 26, 2016;

(vi)   the *Tuttelman* Action (captioned *Tuttelman v. Tannenbaum, et al.*, C.A. No. 12157-VCS (Del. Ch. Ct.)), filed by Justin Tuttelman on April 1, 2016; and

(vii)   the *Cooper* Action (captioned *Cooper v. Tannenbaum, et al.*, C.A. 12171-VCG (Del. Ch. Ct.)), filed by James C. Cooper on April 6, 2016; and

WHEREAS, since such complaints were filed, the following consolidations and voluntary dismissal have occurred:

(i)   the *Mesirov* Action was voluntarily dismissed on January 27, 2016;

(ii)   the *Chau* Action and the *Avera* Action were consolidated into the Federal Action (captioned *In re Fifth Street Finance Corp. Shareholder Derivative Litigation*, 3:15-cv-01795-RNC (D. Conn.)) on February 12, 2016;

(iii)   the *Dahne* Action and the *Durgerian* Action were consolidated into the Connecticut State Action (captioned *In re Fifth Street Finance Corp. Shareholder Derivative Litigation*, FST-CV16-6027659-S (Conn. Sup. Ct., Stamford/Norfolk)) on March 24, 2016; and

(iv)   the *Tuttelman* Action and the *Cooper* Action were consolidated into the Delaware State Action (captioned *In re Fifth Street Finance Corp. Stockholder Litigation*, C.A. No. 12157-VCG (Del. Ch. Ct)) on June 7, 2016 and a consolidated amended complaint was filed on behalf of Justin Tuttelman, James C. Cooper, Ayn Lemke and Matt Gordon on June 8, 2016; and

WHEREAS, Federal Plaintiffs' Counsel met with Derivative Defendants' Counsel on January 15, 2016, and made a presentation regarding the facts alleged in the Federal Action and detailing proposed remedial actions, including changes to the terms of the Advisory Agreement and corporate governance enhancements; and

WHEREAS, on June 24, 2016, after participating in a two-day presentation by Defendants' Counsel regarding the underlying facts and circumstances that gave rise to the allegations in the Section 220 Demands and the Complaints and a three-day mediation session with retired California Superior Court Judge Daniel Weinstein and his colleagues Jed Melnick and Simone Lelchuk, counsel for plaintiffs in the Federal Action (Solomon Chau and Scott Avera), the Connecticut State Action (John Durgerian and Kamile Dahne), the Delaware State Action (Justin Tuttelman, James C. Cooper, Ayn Lemke and Matt Gordon) and the dismissed

Mesirov Action (Judy Mesirov), nominal defendant FSC and defendants Fifth Street Asset Management Inc., Fifth Street Management, LLC, Leonard M. Tannenbaum, Bernard D. Berman, Alexander C. Frank, Todd G. Owens, Ivelin M. Dimitrov, Steven M. Noreika, David H. Harrison, Brian S. Dunn, Douglas F. Ray, Richard P. Dutkiewicz, Byron J. Haney, James Castro-Blanco, Frank C. Meyer, Sandeep K. Khorana and Richard A. Petrocelli reached an agreement in principle, the principal substantive terms of which were documented in a Term Sheet; and

WHEREAS, no discussion of Plaintiffs' Counsel's attorneys' fees and expenses occurred prior to execution of the Term Sheet; and

WHEREAS, after participating in an additional one-day mediation session with Judge Weinstein on July 14, 2016, the Settling Parties agreed to the mediator's proposed attorneys' fees and expenses amount to be paid to Plaintiffs' Counsel; and

WHEREAS, based upon Plaintiffs' and Lead Counsel's current belief that the terms of this Settlement are fair, reasonable and adequate, the Settling Parties have negotiated and executed this Settlement Agreement;

NOW, THEREFORE, IT IS HEREBY STIPULATED AND AGREED, by, between and among Derivative Plaintiffs, Derivative Defendants and nominal defendant FSC, by and through their duly authorized counsel, that all matters and Claims that were, could have been or could be asserted in the Derivative Actions or in Section 220 Demands against the Derivative Defendants are, subject to Derivative Plaintiffs' review of Additional Information as described in this Settlement Agreement and Court approval (and such approval becoming Final), settled, compromised, satisfied, dismissed and/or withdrawn with prejudice based upon the terms and conditions and the Release contained in this Settlement Agreement

I.   DEFINITIONS

A.   **Definitions**

As used in this Settlement Agreement, the following terms have the meanings set forth herein:

1.   "1940 Act" means the Investment Company Act of 1940, 15 U.S.C. §§ 80.a-1 to 80.a-64, as amended.

2.   "Additional Information" means the additional factual information that Derivative Defendants will provide to Derivative Plaintiffs during the Additional Information Period.

3.   "Additional Information Period" means the period of thirty (30) days following the Execution Date during which FSC and the Derivative Plaintiffs may have access to Additional Information; *provided* that the Additional Information Period will end by no later than August 30, 2016.

4.   "Advisory Agreement" means the Investment Advisory Agreement between FSC and FS Management.

5.   "Affiliate" or "Affiliated" means such persons or entities as are defined in sections 2(a)(2) and (3) of the 1940 Act, 15 U.S.C. § 80a-2(a)(2)–(3).

6.   "Approval Date" means the date on which the Court enters the Approval Order.

7.   "Approval Order" means the order to be entered by the Court approving this Settlement and this Settlement Agreement and dismissing all claims in the Federal Action as contemplated in Section X.B of this Settlement Agreement, which order the Federal Settling Parties shall ask the Court to enter substantially in the form set out in Exhibit C.

8.   "Attorneys' Fees and Expenses Amount" means, subject to Court approval, five million, one hundred thousand dollars ($5,100,000).

9.   "Attorneys' Fees and Expenses Award" means the amount of attorneys' fees and expenses awarded to Derivative Plaintiffs.

10.   "*Avera* Complaint" means the complaint filed in the *Avera* Action on or about December 31, 2015.

11.   "Board" means the Board of Directors of FSC.

12.   "Business Day" means a day other than a Saturday, Sunday, or Legal Holiday.

13.   "*Chau* Complaint" means the complaint filed in the *Chau* Action on or about December 11, 2015.

14.   "Claim" or "Claims" means any and all actions, causes of action, proceedings, adjustments, executions, offsets, contracts, judgments, obligations, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, variances, covenants, trespasses, damages, demands (whether written or oral), agreements, promises, liabilities, controversies, costs, expenses, attorneys' fees, and losses of any sort whatsoever, whether in law, or in equity, and whether based on any United States federal or state or foreign statutory or common-law right of action or otherwise, foreseen or unforeseen, matured or unmatured, known or unknown, accrued or not accrued, existing now or to be created in the future, including Unknown Claims.

15.   "Complaints" means the *Avera* Complaint, the *Chau* Complaint, the *Cooper* Complaint, the *Dahne* Complaint, the *Durgerian* Complaint, the *Mesirov* Complaint, the *Tuttelman* Complaint and the Delaware State Complaint.

16.   "Complete Bar Order" means the complete bar that is set out in paragraph 11 of the Approval Order (Exhibit C).

17.   "Confidentiality Agreement" means the Confidentiality Agreement to be entered into by Derivative Plaintiffs, Derivative Defendants and FSC with respect to the Additional Information to which Derivative Plaintiffs will have access during the Additional Information Period, which Confidentiality Agreement shall be substantially in the form set out in Exhibit G.

18.   "Connecticut State Action" means the pending shareholder derivative action captioned *In re Fifth Street Finance Corp. Shareholder Derivative Litigation*, No. FST-CF16-6027659-S (Conn. Sup. Ct., Stamford/Norwalk), including any other actions that might be consolidated into that action as of the Final Settlement Date.

19.   "Connecticut State Defendants" means Leonard M. Tannenbaum, Bernard D. Berman, Alexander C. Frank, Todd G. Owens, Ivelin M. Dimitrov, Richard A. Petrocelli, James Castro-Blanco, Brian S. Dunn, Richard P. Dutkiewicz, Byron J. Haney, Douglas F. Ray, Sandeep K. Khorana, Steven M. Noreika, David H. Harrison, Frank C. Meyer and FSAM.

20.   "Connecticut State Plaintiffs" means Kamile Dahne and John Durgerian.

21.   "Connecticut State Plaintiffs' Counsel" means the law firms of Ryan & Maniskas, LLP, The Weiser Law Firm, P.C., and any other counsel that have appeared of record or rendered legal services to any plaintiffs in connection with the Connecticut State Action.

22.   "Control," "Controlling" or "Controlling Interest" means an interest within the meaning prescribed in section 2(a)(9) of the 1940 Act, 15 U.S.C. § 80a-2(a)(9).

23.   "*Cooper* Complaint" means the complaint filed in the *Cooper* Action on or about April 6, 2016.

24. "Cooper 220 Demand" means the letter sent by James C. Cooper to the Board on December 11, 2015 demanding inspection of documents pursuant to 8 Del. C. § 220.

25. "Court" means the United States District Court for the District of Connecticut.

26. "*Dahne* Complaint" means the complaint filed in the *Dahne* Action on or about January 26, 2016.

27. "Delaware State Action" means the pending shareholder derivative action captioned *In re Fifth Street Finance Corp. Stockholder Litigation*, C.A. No. 12157-VCG (Del. Ch. Ct.), including any other actions that might be consolidated into that action as of the Final Settlement Date.

28. "Delaware State Complaint" means the consolidated amended complaint filed in the Delaware State Action.

29. "Delaware State Defendants" means Leonard M. Tannenbaum, Bernard D. Berman, Todd G. Owens, Ivelin M. Dimitrov, Alexander C. Frank, Steven M. Noreika, David H. Harrison, Brian S. Dunn, Douglas F. Ray, Richard P. Dutkiewicz, Byron J. Haney, James Castro-Blanco, Richard A. Petrocelli, Frank C. Meyer, Sandeep K. Khorana, FSAM and FS Management.

30. "Delaware State Plaintiffs" means James C. Cooper, Matt Gordon, Ayn Lemke and Justin A. Tuttelman,

31. "Delaware State Plaintiffs' Counsel" means Bernstein Litowitz Berger & Grossmann LLP, Gainey McKenna & Egleston, Kahn Swick & Foti, LLC and any other counsel that have appeared of record or rendered legal services to any plaintiffs in connection with the Delaware State Action.

32. "Derivative Actions" means the Federal Action, the Connecticut State Action and the Delaware State Action.

33. "Derivative Defendants" means Connecticut State Defendants, Delaware State Defendants and Federal Defendants.

34. "Derivative Defendants' Counsel" means the law firms of Proskauer Rose LLP and O'Melveny & Myers LLP.

35. "Derivative Defendants' Mutually Released Claims" means any Claims arising out of any or all of the acts, failures to act, omissions, misrepresentations, facts, events, matters, transactions, occurrences, or oral or written statements or representations that were, could have been or could be alleged under the facts and circumstances pled in the Derivative Actions, including the matters described in Section I.A.81 below; *provided however*, that the term "Derivative Defendants' Mutually Released Claims" shall not apply to any right to indemnification or advancement under any statute, charter, bylaw or contract or (*ii*) any other contractual rights between or among Derivative Defendants.

36. "Derivative Plaintiffs" means Connecticut State Plaintiffs, Delaware State Plaintiffs, Federal Plaintiffs and Mesirov.

37. "Derivative Plaintiffs' Counsel" means Connecticut Plaintiffs' Counsel, Delaware Plaintiffs' Counsel, Federal Plaintiffs' Counsel and Mesirov's Counsel.

38. "*Durgerian* Complaint" means the complaint filed in the *Durgerian* Action on or about January 25, 2016.

39. "Enhancements" means the Fee Enhancements and the Governance Enhancements.

40. "Execution Date" means the date by which this Settlement Agreement has been executed by all Settling Parties.

41. "Fairness Hearing" means the hearing at or after which the Court shall make a decision whether to approve this Settlement Agreement as fair, reasonable and adequate and in the best interest of FSC and its shareholders.

42. "Family Members" means an individual's father, mother, grandfather, grandmother, sister, brother, spouse/partner, son, and/or daughter, and any person living in or a member of an individual's household.

43. "February 2015 10-Q" means the Form 10-Q filed by FSC for the quarter ended December 31, 2014.

44. "Federal Action" means the pending federal shareholder derivative action captioned *In re Fifth Street Finance Corp. Shareholder Derivative Litigation*, No. 3:15-cv-01795-RNC (D. Conn.), including any other Actions that might be consolidated into that action as of the Final Settlement Date.

45. "Federal Complaints" means the *Chau* Complaint and the *Avera* Complaint,

46. "Federal Defendants" means Leonard M. Tannenbaum, Bernard D. Berman, Todd G. Owens, Ivelin M. Dimitrov, Alexander C. Frank, Steven M. Noreika, David H. Harrison, Brian S. Dunn, Douglas F. Ray, Richard P. Dutkiewicz, Bryon J. Haney, James Castro-Blanco, Richard A. Petrocelli, Frank C. Meyer and FSAM.

47. "Federal Plaintiffs" means Scott Avera and Solomon Chau.

48.   "Federal Plaintiffs' Counsel" means Robbins Arroyo LLP, Law Offices of Thomas G. Amon, and any other counsel that have appeared of record or rendered legal services to any plaintiffs in connection with the Federal Action.

49.   "Federal Settling Parties" means Federal Plaintiffs, Federal Defendants and FSC.

50.   "Fee Enhancements" means the enhancements set out in Exhibit F.

51.   "Final" means, when used in connection with any court order or judgment, that the relevant order or judgment will be final:

a.   if no appeal is taken therefrom, on the date on which the time to appeal therefrom (including any potential extension of time) has expired; or

b.   if any appeal is taken therefrom, on the date on which all appeals therefrom – including petitions for rehearing or reargument, petitions for rehearing en banc, petitions for certiorari or any other form of review, and any related appeals or petitions, including as to any appeal bond – have been finally disposed of, such that the time to appeal therefrom (including any potential extension of time) has expired, in a manner resulting in an affirmance of the relevant order or judgment.

52.   "Final Settlement Date" means the date on which the Approval Order and the Judgment become Final.

53.   "FSAM" means Fifth Street Asset Management Inc.

54.   "FSAM Class Action" means the putative securities class action originally filed on January 7, 2016 under the caption *Linde v. Fifth Street Asset Management Inc.*, No. 3:16-cv-00025 (D. Conn.), and currently pending (after transfer pursuant to 28 U.S.C. § 1404(a)) in the United States District Court for the Southern District of New York under the caption *Linde*

v. Fifth Street Asset Management Inc., No. 1:16-cv-01941 (LAK), including any other cases that might be consolidated into that action as of the Final Settlement Date.

55. "FSAM Defendants" means FSAM, FS Management, Leonard M. Tannenbaum, Bernard D. Berman, Alexander C. Frank, Todd G. Owens, Ivelin M. Dimitrov, Steven M. Noreika, David H. Harrison, Frank C. Meyer, Sandeep K. Khorana and Richard A. Petrocelli,

56. "FSAM IPO" means FSAM's initial public offering, which was announced on approximately October 29, 2014 and which closed on approximately November 4, 2014.

57. "FSAM Releasees" means each and all of FSAM and any or all of its respective past or present parents, predecessors, successors, Affiliates, divisions, business units, and subsidiaries, and any other entities in which FSAM has a Controlling Interest or that have a Controlling Interest in it.

58. "FSC" means Fifth Street Finance Corp.

59. "FSC Class Action" means the pending consolidated putative securities class action under the caption *In re Fifth Street Finance Corp. Securities Litigation*, No. 15-cv-7759 (LAK) (S.D.N.Y.), including any other cases that might be consolidated into that action as of the Final Settlement Date.

60. "FSC CT" means FSC CT LLC.

61. "FSC Defendants" means James Castro-Blanco, Brian Dunn, Richard Dutkiewicz, Byron Haney and Douglas Ray.

62. "FSC Releasees" means each and all of FSC and any or all of its respective past or present parents, predecessors, successors, Affiliates, divisions, business units,

and subsidiaries, and any other entities in which FSC has a Controlling Interest or that have a Controlling Interest in it.

63.   "FS Management" means Fifth Street Management LLC.

64.   "Gordon 220 Demand" means the letter sent by Matt Gordon to the Board on March 4, 2016 demanding inspection of documents under 8 Del. C. § 220.

65.   "Governance Enhancements" means the corporate governance and oversight enhancements set out in Exhibit E.

66.   "Individual Derivative Defendants" means Leonard M. Tannenbaum, Bernard D. Berman, Alexander C. Frank, Todd G. Owens, Ivelin M. Dimitrov, Richard A. Petrocelli, James Castro-Blanco, Brian S. Dunn, Richard P. Dutkiewicz, Byron J. Haney, Douglas F. Ray, Sandeep K. Khorana, Steven M. Noreika, David H. Harrison and Frank C. Meyer.

67.   "Judgment" means the judgment entered by the Court as contemplated in Section X.B of this Settlement Agreement, which judgment the Federal Settling Parties shall ask the Court to enter substantially in the form set out in Exhibit D.

68.   "Legal Holiday" means New Year's Day, the observance of the Birthday of Martin Luther King, Jr., Presidents' Day, Memorial Day, Independence Day, Labor Day, Columbus Day, Veterans Day, Thanksgiving Day, Christmas Day, and any other day designated as a federal or Connecticut holiday.

69.   "Mediation Presentation" means the two-day presentation on June 6-7, 2016 by Derivative Defendants' Counsel to Derivative Plaintiffs' Counsel, the Mediator, and counsel for plaintiffs in the FSC Class Action and the FSAM Class Action addressing, among

other things, the facts and circumstances that gave rise to the allegations in the Section 220 Demands and the Complaints.

70.   "Mediation Session" means the three-day negotiation session on June 15, 16 and 17 in which the Derivative Defendants' Counsel, Derivative Plaintiffs' Counsel, counsel for plaintiffs in the FSC Class Action and FSAM Class Action, certain directors and officers of FSC and FSAM, representatives of FSC's and FSAM's directors' and officers' liability insurers and the Mediator and his colleagues Jed Melnick and Simone Lelchuk participated.

71.   "Mediator" means retired California Superior Court Judge Daniel Weinstein.

72.   "Mesirov" means Judy Mesirov.

73.   "*Mesirov* Complaint" means the complaint filed in the *Mesirov* Action on or about January 26, 2016.

74.   "Mesirov's Counsel" means Hynes Keller & Hernandez, LLC.

75.   "Mesirov 220 Demand" means the letter sent by Mesirov to the Board on February 29, 2015 demanding inspection of documents pursuant to 8 Del. C. § 220.

76.   "Notice" means the notice described in Section B.1 of this Settlement Agreement, as approved by the Court, which notice the Federal Settling Parties shall ask the Court to approve substantially in the form set out in Exhibit B.

77.   "PIK" means payment in kind.

78.   "Preliminary Approval Date" means the date on which the Court enters the Preliminary Approval Order.

79.   "Preliminary Approval Order" means the order to be entered by the Court, as contemplated in Section IX.A of this Settlement Agreement, which order the Federal Settling Parties shall ask the Court to enter substantially in the form set out in Exhibit A.

80.   "Release" means the release provisions set forth in Section VI.A of this Settlement Agreement.

81.   "Released Securities Holder/Company Claims" means each and every Claim that, as of, on or before the Final Settlement Date, (*i*) Derivative Plaintiffs or any other Securities Holder asserted in any of the Derivative Complaints or Section 220 Demand), or could have asserted or could assert derivatively on behalf of FSC or (*ii*) FSC could have asserted or could assert directly in its own right, against any of the Releasees in any court, tribunal, agency or other forum, in connection with the facts and circumstances alleged in the Derivative Actions or the Section 220 Demands and that arises out of the matters described in Sections I.A.81.a through I.A.81.bb below and/or any alleged statements about or characterizations of – or alleged failures to disclose information about – any of those matters, including with respect to (*i*) and (*ii*) above of this Section I.A.81:

        a.   the valuation of FSC's investments, including the approach used in calculating the fair values of investments and the inputs used, assumptions made, and comparables and quotations relied upon in calculating the fair values of investments, the quality checks that were conducted regarding valuation calculations, the documentation concerning valuation calculations and decisions, decisions whether to write down or impair FSC's investments and the timing and amount of any investment write-downs, decisions whether to place investments on non-accrual status, decisions whether to obtain independent third-party ("ITP") valuations for particular investments, the selection of ITPs to perform such valuations and the timing of ITP valuations of FSC's investments [*e.g.*, Delaware State Complaint ¶¶ 2, 5, 41, 67-70, 88-90, 94-95, 101-02, 118-21, 124-28, 133-91, 196-97, 213, 254, 272, 278, 281, 284; *Chau* Complaint ¶¶ 41, 59-71, 97-98, 113-16, 118, 124-29, 137-38; *Durgerian* Complaint ¶¶ 3, 6, 44-59, 66, 72-73, 84, 106];

b. the origination of investments for FSC's portfolio, including FSC's communications with and due diligence on investment sponsors, FSC's pre-investment due diligence and underwriting, the approval process for investments, and the structuring, negotiation, documentation, pricing and terms of FSC's investments [*e.g.*, Delaware State Complaint ¶ 257; *Chau* Complaint ¶ 97; *Durgerian* Complaint ¶¶ 72, 84, 106];

c. FSC's risk management, including FSC's investment approach, the selection of its individual investments, creditor protections negotiated in connection with those investments, underwriting policies, the overall risk profile of FSC's portfolio, and any characterizations or descriptions of those matters [*e.g.*, Delaware State Complaint ¶¶ 2, 38, 76, 124, 213; *Chau* Complaint ¶¶ 53-54, 59-61, 70-71, 97; *Durgerian* Complaint ¶¶ 6, 42, 48, 51-52, 56, 59, 66, 72-73, 84, 106, 150];

d. FSC's leverage, including the aggregate amount of its indebtedness and the terms and structure of its various financing arrangements [*e.g.*, Delaware State Complaint ¶¶ 76, 123-24; *Chau* Complaint ¶¶ 59, 97; *Durgerian* Complaint ¶¶ 6, 42, 72, 84, 106];

e. the management of FSC's portfolio, including the processes used to manage the investments, the inputs into the Black Mountain platform regarding investments, the review, ranking and rating of investments, and decisions to place investments on FSC's

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"Watchlist" [*e.g.*, Delaware State Complaint ¶¶ 2, 133-36; *Chau* Complaint ¶¶ 32-39, 41; *Durgerian* Complaint ¶¶ 5-6, 34-37, 73, 148-50];

f.   waivers, amendments and loan modifications effected regarding FSC's investments, including decisions regarding waivers of cash interest, conversion of loans to PIK interest, the modification of loan terms or interest rates, the provision of any additional financing to companies in which FSC had already made a debt or equity investment, the acquisition of control investments or the sale, liquidation or other disposal of investments [*e.g.*, Delaware State Complaint ¶¶ 6, 63, 162, 171-72, 181-82, 193; *Chau* Complaint ¶¶ 64-71; *Durgerian* Complaint ¶¶ 50-58];

g.   FSC's fair-value accounting and recognition of income, including its revenue recognition for original-issue discounts, accruals, accruals on contingent-payment debt instruments, PIK interest, loan-origination fee income and other fee income [*e.g.*, Delaware State Complaint ¶¶ 60-63, 88-90, 94-95, 101-02, 120-21, 127-28, 137, 162-64, 171-73, 181-85, 202; *Chau* Complaint ¶¶ 62-71; *Durgerian* Complaint ¶¶ 3, 45-46, 50-58];

h.   policies, processes and procedures concerning the valuation of investments, portfolio management, revenue recognition and disclosure, including FSC's Valuation Policy, Valuation Narrative, Portfolio Management Narrative, Revenue Recognition Narrative and Disclosure Policy [*e.g.*, Delaware State Complaint ¶¶ 133-36; *Chau* Complaint ¶¶ 59-62; *Durgerian* Complaint ¶¶ 34-37, 43-44];

i.   decisions regarding FSC's dividends, including whether to pay dividends in any particular quarter, the amount of dividends to be paid, announcements of and statements regarding dividends and the timing of dividend payments [*e.g.*, Delaware State

Complaint ¶¶ 59, 78, 97, 129, 213; *Chau* Complaint ¶¶ 7, 97; *Durgerian* Complaint ¶¶ 8, 50, 60, 64, 66, 72, 84, 106, 113];

        j.   FSC's investment-advisory arrangements with FS Management and/or its Affiliates, including the services provided by FS Management, all base, incentive and other fees, costs and expenses paid by FSC under the Advisory Agreement, the provisions of that agreement, and FSC's indemnity and advancement obligations to FS Management [*e.g.*, Delaware State Complaint ¶¶ 2, 4-5, 30-31, 62, 73-87, 115-19, 125-26, 134, 137, 192-97, 206, 213, 255, 268, 278, 281, 284; *Chau* Complaint ¶¶ 5, 35-36, 48-58; *Durgerian* Complaint ¶¶ 3, 5, 45-46, 152];

        k.   FSC's administration arrangements with FSC CT and/ or its Affiliates, including the services provided by FSC CT, all costs, fees and expenses paid by FSC under the Administration Agreement with FSC CT, the provisions of that agreement, and FSC's indemnity and advancement obligations to FSC CT and its Affiliates [*e.g.*, Delaware State Complaint ¶¶ 2, 4-5, 30-31, 62, 73-87, 115-19, 125-26, 134, 137, 192-97, 206, 213, 255, 268, 278, 281, 284; *Chau* Complaint ¶¶ 5, 35-36, 48-58; *Durgerian* Complaint ¶¶ 3, 5, 45-46, 152];

        l.   FSC's participation in investments in which other Affiliates within the Fifth Street platform also participated, including the allocation of the investment participation among the various Fifth Street entities and implementation of the Investment Allocation Policy [*e.g.*, Delaware State Complaint ¶¶ 52-53; *Chau* Complaint ¶ 121];

        m.   FSC's participation in any agreements, ventures, partnerships or any similar arrangements with any of its Affiliates, any related-party transactions, any alleged conflicts of interest and FSC's decision to waive any such alleged conflicts [*e.g.*, Delaware State Complaint ¶¶ 52-53, 85-87; *Chau* Complaint ¶ 121];

n.   FSC's entry into any agreements, ventures, partnerships or any similar arrangements with any third parties that purportedly provided benefits or protection to FSAM or any of its Affiliated entities or persons [*e.g.*, Delaware State Complaint ¶¶ 85-87; *Chau* Complaint ¶ 121];

o.   FSC's decision to partner with Trinity Universal Insurance Company (a subsidiary of Kemper Corporation) to establish SLF JV1, and the financial performance and income generation of SLF JV1 [*e.g.*, Delaware State Complaint ¶¶ 123-24; *Chau* Complaint ¶¶ 72, 80, 90, 94, 97; *Durgerian* Complaint ¶¶ 62-64, 66];

p.   FSC's secondary offering of common stock announced on July 10, 2014, and the materials disseminated and statements made in connection with that offering [*e.g.*, Delaware State Complaint ¶¶ 9, 39, 198, 213; *Chau* Complaint ¶¶ 74-78, 91; *Durgerian* Complaint ¶¶ 67-76];

q.   accounting treatment relating to investments (including the recognition of revenue) and fees paid to FSC's investment advisor and administrator [*e.g.*, Delaware State Complaint ¶¶ 60-63, 193; *Chau* Complaint ¶¶ 5, 48-58; *Durgerian* Complaint ¶¶ 3, 5, 45-46, 152];

r.   FSC's assets, asset quality, financial condition, revenues, net investment income, and other financial metrics, and auditors' comments about FSC's financial condition [*e.g.*, Delaware State Complaint ¶¶ 45-48, 88-105, 120-29; *Chau* Complaint ¶¶ 7, 70, 91, 97, 114-15, 127; *Durgerian* Complaint ¶¶ 48-59, 66, 71-72, 78, 80, 84, 100, 106, 109];

s.   FSC's governance and internal controls, including any deficiencies and weaknesses in such controls, and compliance or purported non-compliance with any FSC policies, procedures or codes of conduct, including FSC's Code of Business Conduct and Ethics,

Code of Ethics, and Audit Committee Charter [*e.g.*, Delaware State Complaint ¶¶ 49-52, 89-90, 122-24, 191, 217, 248, 256-57; *Chau* Complaint ¶¶ 32, 114; *Durgerian* Complaint ¶¶ 79, 84, 101, 106, 134-36];

        t.   the impartiality of FSC's Board, including any purported lack of board independence, or control of the board (in the aggregate or of individual Board members) by FSAM or any persons Affiliated with it [*e.g.*, Delaware State Complaint ¶ 3; *Chau* Complaint ¶ 3; *Durgerian* Complaint ¶ 130];

        u.   the performance of duties by Releasees who occupied roles both at FSC and at other FSC-Affiliated entities, including FSAM and FS Management [*e.g.*, Delaware State Complaint ¶¶ 139, 143, 148; *Chau* Complaint ¶ 3; *Durgerian* Complaint ¶ 130];

        v.   FSC's earnings announcements, SEC filings, and other public statements about FSC' performance or financial results [*e.g.*, Delaware State Complaint ¶¶ 59, 61, 69, 76, 82, 88-92, 94-97, 100-103, 115, 118, 120-24, 127-29, 133-36, 145-47, 154-56, 162-64, 169, 171-73, 181-86, 191, 194, 200-02; *Chau* Complaint ¶¶ 58-61, 75-79, 83-84, 87, 91; *Durgerian* Complaint ¶¶ 39-40, 42, 44-45, 59-60, 66, 67-72, 79, 84, 91-94, 101-02, 106];

        w.   FSAM's IPO and the offering's alleged impact on FSAM's, FS Management's, and/or FSC CT's performance of services for FSC [*e.g.*, Delaware State Complaint ¶¶ 2, 106-19; *Chau* Complaint ¶¶ 6-7, 83-91; *Durgerian* Complaint ¶¶ 6-7, 49-50, 90-97, 106];

        x.   the performance of any fiduciary duties by the Releasees or any alleged breach of any fiduciary duties owed by the Releasees to FSC [*e.g.*, Delaware State Complaint ¶¶ 1, 33-53, 72, 203-09, 214, 219, 223, 227, 231, 241, 244, 251-61, 270-82; *Chau*

Complaint ¶¶ 1, 29, 32-39, 43, 71, 97, 109, 113-18, 123-35, 141; *Durgerian* Complaint ¶¶ 34-37, 72, 84, 106, 131-41, 151-54];

y.   Releasees' involvement in, statements about, or alleged omissions concerning, any or all of the above matters [*e.g.*, Delaware State Complaint ¶¶ 91-92, 96-97, 103, 139-40, 143-44, 148-49, 152-53, 157, 160-61, 165-66, 170, 174-77, 180; *Chau* Complaint ¶¶ 72, 79-82, 86, 88-94; *Durgerian* Complaint ¶¶ 61-63, 66, 76-78, 80-88, 90, 95, 97-100, 103-06, 107-14, 121-25];

z.   FSC's reputation within the investing community and FSC's alleged hampered access to the capital markets [*e.g.*, Delaware State Complaint ¶¶ 1, 268; *Chau* Complaint ¶¶ 100-04];

aa.   Decisions and outcomes regarding RiverNorth Capital Management, LLC's proxy contest over FSC's Board and RiverNorth Capital Management, LLC's proposal to terminate the Advisory Agreement [*e.g.*, Gordon 220 Demand at 6], but excluding *Craig v. Berman, et al.*, C.A. No. 11947-VCG (Del. Ch. Ct.); and

bb.   any alleged damages resulting from the filing of the FSC Class Action and/or the FSAM Class Action, including with respect to any decisions made regarding the defense and/or settlement of the FSC Class Action and/or the FSAM Class Action [*e.g.*, Delaware Derivative Complaint ¶¶ 9, 39, 198, 213; *Chau* Complaint ¶¶ 9, 108); *provided* that Released Securities Holder/Company Claims shall not include (*i*) any Claim to enforce this Settlement Agreement, (*ii*) any Claim brought on behalf of purchasers of FSC stock in the FSC Class Action, (*iii*) any direct Claim of any Derivative Plaintiff or any other Securities Holder, including any direct claim arising out of federal or state securities law and (*iv*) any claims that arises out of any conduct occurring after the Final Settlement Date.

82.   "Released Settlement Claims" means each and every Claim that has been,

could have been or could be asserted in the Derivative Actions or in any other proceeding by any

Releasor (including Derivative Plaintiffs, Derivative Plaintiffs' Counsel and FSC) or Releasee

(including Derivative Defendants and Derivative Defendants' Counsel) that arises out of any and

all acts, omissions, nondisclosure, facts, matters, transactions, occurrences or oral or written

statements or representations in connection with (*i*) the prosecution, defense or settlement of the

Derivative Actions and (*ii*) the facts and circumstances of this Settlement Agreement, the

Settlement terms and their implementation and administration (including the provision of notice

in connection with the proposed Settlement); *provided* that Released Settlement Claims shall not

include any Claim to enforce this Settlement Agreement.

83.   "Releasee" means each and every one of, and "Releasees" means all of,

the following:

a.   Derivative Defendants and their Family Members, heirs,

successors, representatives, agents, attorneys (including Derivative Defendants' Counsel),

accountants and assigns;

b.   Each and every entity that falls within the definition of FSC

Releasees or FSAM Releasees; and

c.   Each of FSC Releasees' and FSAM Releasees' respective past and

present directors, executive-committee members, officers, officials, employees, members,

partners, principals, agents, attorneys (including in-house or outside attorneys (including

Derivative Defendants' Counsel) employed or retained by FSC Releasees or FSAM Releasees),

advisors, investment bankers, trustees, administrators, fiduciaries, consultants, actuaries,

representatives, accountants, accounting advisors, auditors, insurers, reinsurers, service providers, and valuation firms.

84.   "Releasor" means each and every one of, and "Releasors" means all of, (*i*) Derivative Plaintiffs, (*ii*) all other Securities Holders, (*iii*) FSC, (*iv*) their respective past or present parents, predecessors, successors, heirs, beneficiaries, representatives, agents, assigns, Affiliates, divisions, business units, subsidiaries, any entities in which any Releasor has or had a Controlling Interest or that has or had a Controlling Interest in him, her or it, and any other person or entity claiming by or through, on behalf of, for the benefit of, derivatively for, or as representative of a Derivative Plaintiff, any other Securities Holder or FSC, and (*v*) the respective past and present directors, governors, executive-committee members, officers, officials, employees, members, partners, principals, agents, attorneys (including their General Counsel and other in-house or outside attorneys), advisors, trustees, administrators, fiduciaries, consultants, service providers, representatives, successors in interest, assigns, beneficiaries, heirs, executors, accountants, accounting advisors and auditors of any or all of the above persons or entities.

85.   "SEC" means the United States Securities and Exchange Commission.

86.   "Section 220 Demands" means the Mesirov 220 Demand, the Cooper 220 Demand, the Tuttelman 220 Demand and the Gordon 220 Demand.

87.   "Securities Holders" means any and all individuals or entities that hold or held, or beneficially own or owned, directly or indirectly, common stock or other equity securities of FSC on or before the Approval Date.

88.   "Settlement" means the settlement contemplated by this Settlement Agreement.

89.   "Settlement Agreement" means this Stipulation of Settlement and the Exhibits attached to it, including any subsequent written amendments to the Stipulation of Settlement and/or its Exhibits.

90.   "Settling Parties" means Derivative Plaintiffs, Derivative Defendants and FSC.

91.   "SLF JV1" means Senior Loan Fund JV 1, LLC.

92.   "Term Sheet" means the document memorializing the agreement in principle executed by the Settling Parties on June 24, 2016, including any addendum or modifications to it.

93.   "Termination Date" means the date on which any of the Settling Parties provides notice that he, she or it is exercising a right to terminate this Settlement Agreement under Section XII.B.

94.   "*Tuttelman* Complaint" means the complaint filed in the *Tuttelman* Action on or about April 1, 2016.

95.   "Tuttelman 220 Demand" means the letter sent by Justin A. Tuttelman to the Board on December 15, 2015 demanding inspection of documents pursuant to 8 Del. C. § 220.

96.   "Unknown Claims" means any and all Released Securities Holder/Company Claims and Released Settlement Claims that any Releasor does not know or suspect exist in his, her or its favor at the time of the release of the Releasees, and any and all Released Settlement Claims or Derivative Defendants' Mutually Released Claims that any Derivative Defendant or Releasee does not know or suspect to exist in his or her or its favor at the time of the release of the Releasors, which, if known by Derivative Plaintiffs, Derivative

Defendants, or FSC might have affected his, her or its decision(s) concerning this Settlement. As to any and all Claims released in this Settlement Agreement, the Settling Parties stipulate and agree that, upon the Final Settlement Date, Derivative Plaintiffs and Derivative Defendants shall expressly waive, and each other Securities Holder, Releasee and Releasor shall be deemed to have waived, and by operation of the Approval Order and the Judgment shall have expressly waived, any and all provisions, rights and benefits conferred by any law of any state or territory of the United States or of any other country, or any principle of common law, that is similar, comparable, or equivalent to Cal. Civ. C. § 1542, which provides:

> A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor.

Derivative Plaintiffs, Derivative Defendants and FSC acknowledge that the inclusion of "Unknown Claims" in the definition of Released Securities Holder/Company Claims, Released Settlement Claims, and Derivative Defendants' Mutually Released Claims was separately bargained for and was a key element of this Settlement.

B.   **Capitalized Terms**

1.   Capitalized terms used in this Settlement Agreement, but not defined above, shall have the meaning ascribed to them in this Settlement Agreement.

II.   **PROCEEDINGS**

A.   **The Federal Action**

1.   On December 4, 2015, Solomon Chau filed the *Chau* Complaint in the United States District Court for the District of Connecticut asserting claims of breach of fiduciary duty, waste of corporate assets and unjust enrichment against the Federal Defendants and, against FSAM, aiding and abetting breach of fiduciary duty. On December 31, 2015, Scott

Avera filed the *Avera* Complaint in the United States District Court for the District of

Connecticut making the same claims.

2.　　On January 21, 2016, Federal Plaintiffs, FSAM and FSC filed a joint

motion to (*i*) consolidate the *Chau* Complaint and the *Avera* Complaint into the Federal Action,

(*ii*) appoint Robbins Arroyo LLP as lead counsel and (*iii*) stay the Federal Action until

September 30, 2016. This motion was granted on February 17, 2016.

3.　　On May 17, 2016, the Federal Defendants filed a motion to transfer the

Federal Action to the United States District Court for the Southern District of New York. This

motion will be withdrawn (without prejudice) within five (5) Business Days following the

Execution Date.

B.　　**The Connecticut State Action**

1.　　On January 25, 2016, Kamile Dahne filed the *Dahne* Complaint and John

Durgerian filed the *Durgerian* Complaint in Connection Superior Court for the District of

Stamford/Norfolk. Both complaints asserted claims of breaches of fiduciary duty, unjust

enrichment, abuse of control and gross mismanagement against the Connecticut State

Defendants, and, against FSAM, aiding and abetting breach of fiduciary duty.

2.　　On March 11, 2016, Connecticut State Plaintiffs, the Connecticut State

Defendants and FSC filed a joint motion to (*i*) consolidate the *Dahne* Complaint and the

Durgerian Complaint into the Connecticut State Action, (*ii*) appoint The Weiser Law Firm and

Ryan & Maniskas, LLP as co-lead counsel for the Connecticut State Plaintiffs and (*iii*) stay the

Connecticut State Action until June 30, 2016. This motion was granted on March 24, 2016.

After the Term Sheet was executed, the stay was extended.

C.   **The Delaware State Action**

1.   On December 11, 2015, James C. Cooper submitted the Cooper 220 Demand to the Board. On April 6, 2016, Cooper filed the *Cooper* Complaint in the Court of Chancery for the State of Delaware asserting claims of breach of fiduciary duty, waste of corporate assets and unjust enrichment against the Delaware State Defendants, and, against FSAM, aiding and abetting breach of fiduciary duty.

2.   On December 15, 2015, Justin Tuttelman submitted the Tuttelman 220 Demand to the Board. On April 1, 2016, Tuttelman filed the *Tuttelman* Complaint in the Court of Chancery for the State of Delaware asserting claims of breach of fiduciary duty and unjust enrichment against the Delaware State Defendants and, against FSAM, aiding and abetting breaches of fiduciary duty.

3.   The *Cooper* Complaint was assigned to Vice Chancellor Glasscock and, on April 7, 2016, the *Tuttelman* Complaint was reassigned to Vice Chancellor Glasscock.

4.   On April 13, 2016, Delaware State Plaintiffs, FSAM and FSC filed a joint stipulation to (*i*) consolidate the *Tuttelman* Complaint and the *Cooper* Complaint into the Delaware State Action, (*ii*) appoint Delaware State Plaintiffs' Counsel as co-lead counsel in the consolidated action and (*iii*) stay the Delaware State Action until June 30, 2016.

5.   On April 15, 2016, counsel for Matt Gordon – who had submitted the Gordon 220 Demand to the Board on March 4, 2016 – sent a letter to Vice Chancellor Glasscock requesting that the Delaware Chancery Court defer entry of the April 13, 2016 stipulation for 30 days until the investigation resulting from the Gordon 220 Demand was completed.

6.   On May 16, 2016, counsel for Mr. Gordon sent another letter to Vice Chancellor Glasscock requesting an additional 21 days before entry of the April 13, 2016 stipulation to allow time for a consolidated derivative complaint to be filed.

7.   On June 3, 2016, Delaware State Plaintiffs, FSAM and FSC filed a joint stipulation for consolidation, which stated that Delaware State Plaintiffs would file a consolidated amended complaint within 10 days after entry of the order that accompanied the stipulation.

8.   On June 7, 2016, Vice Chancellor Glasscock entered the order that accompanied the June 3, 2016 stipulation, and the *Tuttelman* Complaint and *Cooper* Complaint were consolidated into the Delaware State Action and Justin A. Tuttelman, James C. Cooper and Matt Gordon were appointed co-lead plaintiffs.

9.   On June 8, Delaware State Plaintiffs filed the Delaware State Complaint asserting claims of breach of fiduciary duty, waste of corporate assets and unjust enrichment against the Delaware State Defendants, and, against FSAM, aiding and abetting breach of fiduciary duty. The stay was extended to August 15, 2016.

D.   **The Mesirov Demand**

1.   On February 29, 2016, Judy Mesirov submitted the Mesirov 220 Demand to the Board.

E.   **Related Proceedings**

1.   In addition to the Derivative Actions, two additional lawsuits arising out of the facts and circumstances alleged in the Complaints and Section 220 Demands have been filed: (*i*) the FSAM Class Action and (*ii*) the FSC Class Action. In both of these actions, the parties have asked the relevant courts to extend responsive deadlines in light of ongoing

settlement discussions. If one or both of these class actions are settled, the administration and implementation of this Settlement will be coordinated with the administration and implementation of settlements in either or both of these actions as appropriate.

2.   The SEC also entered a formal order of investigation into certain of the facts and circumstances that gave rise to the Derivative Complaints and Section 220 Demands, including the placing of certain assets on non-accrual status.

F.   **Derivative Plaintiffs' Presentation to Derivative Defendants**

1.   Federal Plaintiffs' Counsel met with Derivative Defendants' Counsel on January 15, 2016, and made a presentation regarding the facts alleged in the Federal Action and detailing proposed remedial actions, including changes to the terms of the Advisory Agreement and corporate governance enhancements.

G.   **Pre-Settlement Information Provided to Derivative Plaintiffs**

1.   FSC produced approximately 5,300 pages of Board-related documents in response to the Section 220 Demands. All of the shareholders who made such demands received a complete set of the documents. In addition, FSC agreed to produce these documents to those Derivative Plaintiffs who had not submitted a Section 220 Demand. Thus, all the Derivative Plaintiffs had access to these documents prior to the Mediation Session pursuant to a confidentiality agreement executed in connection with the Mediation Session.

2.   In addition, (*i*) all of Derivative Plaintiffs' Counsel attended the Mediation Presentation and (*ii*) during the Mediation Session, certain officers and directors of FSC and FSAM met with Derivative Plaintiffs' Counsel, answered counsel's questions and provided additional information relevant to the facts and circumstances relating to the principal allegations in Derivative Complaints and Section 220 Demands.

H.   **Mediation**

1.   During the Mediation Session, Derivative Plaintiffs' Counsel and Derivative Defendants' Counsel engaged in rigorous negotiations regarding the Enhancements. At the end of the three-day session, they came to an agreement on most of the terms, though they still had to work out language for certain of the Enhancements.

2.   After engaging in additional negotiations during the week of June 20, 2016 through phone calls, emails and exchanges of drafts of the Enhancements and a term sheet, the Settling Parties reached agreement on the principal terms of this Settlement and executed the Term Sheet, to which the Enhancements were attached.

3.   Only after the Term Sheet was executed did the Settling Parties begin a discussion regarding the payment of Derivative Plaintiffs' Counsel's fees and expenses.

4.   To address the fees and expenses issue, the Settling Parties, along with FSC's directors' and officers' liability insurers, engaged in an additional mediation session with the Mediator on July 14, 2016, after which the Settling Parties agreed to the mediator's proposal on the amount of fees and expenses to be paid (subject to Court approval) to Derivative Plaintiffs' Counsel.

III.   **SETTLEMENT CONSIDERATIONS**

A.   Based upon (*i*) investigation into and evaluation of the facts and laws relating to the Claims alleged in the Derivative Actions and Section 220 Demands, (*ii*) factual information to which Derivative Plaintiffs and Derivative Plaintiffs' Counsel had access prior to the Execution Date, (*iii*) FSC's agreement to adopt the Enhancements as part of this Settlement, (*iv*) access to the Additional Information as contemplated in Section IV, (*v*) investigations and legal analysis conducted during the pendency of the Derivative Actions, (*vi*) sessions with the Mediator, (*vii*) Derivative Plaintiffs' and Derivative Plaintiffs' Counsel's determination (subject to the review of the Additional Information) that the terms of the proposed Settlement as set out in this Settlement Agreement are fair, reasonable and adequate and in the best interests of FSC and its shareholders, Derivative Plaintiffs have agreed to settle the Derivative Actions and to release the Releasees from Released Securities Holder/Company Claims and Released Settlement Claims pursuant to the terms of this Settlement Agreement.

B.   Derivative Defendants expressly deny that the Claims that were, could have been or could be asserted in the Derivative Actions have any merit or that pursuit of such Claims would be in the best interests of FSC or its shareholders. The Individual Derivative Defendants expressly deny all assertions of wrongdoing or liability arising out of any of the conduct, statements, acts or omissions that were, could have been or could be alleged in the Derivative Actions, any related actions or in the Section 220 Demands. FSC, acting through its independent directors, reviewed the Claims, the allegations and the settlement terms, and in a good faith exercise of their business judgment determined the terms of this Settlement as set out in this Settlement Agreement to be in the best interests of FSC and its shareholders because this Settlement would, among other things, (*i*) confer substantial material benefits on FSC through adoption of the Enhancements , (*ii*) bring to an end the expenses, burdens and uncertainties associated with continued litigation of the Derivative Actions and (*iii*) avoid potential further expenses and disruption of management and FSC operations due to the pendency and defense of the Derivative Actions.

C.   Throughout the pendency of the Derivative Actions and the settlement negotiations, Derivative Plaintiffs have been advised by various consultants and experts, including individuals with expertise in corporate governance issues, and all of the Settling Parties have been advised by counsel competent in litigating Derivative Actions.

IV. ADDITIONAL INFORMATION

A. During the Additional Information Period and subject to the provisions of the Confidentiality Agreement, Derivative Plaintiffs (through Derivative Plaintiffs' Counsel) will have access to Additional Information regarding the facts underlying the claims in the Complaints and the investigation being conducted by the SEC to confirm that such facts are consistent with Derivative Plaintiffs' and Derivative Plaintiffs' Counsel's understanding and belief that the proposed Settlement is fair, reasonable and adequate.

B. Derivative Plaintiffs' Counsel will attempt in good faith to coordinate their review of and access to Additional Information with plaintiffs' counsel in the FSC Class Action and in the FSAM Class Action (if settlement is achieved in such actions).

C. As determined by Derivative Plaintiffs, Derivative Plaintiffs' Counsel, and FSC, the Additional Information to which Derivative Plaintiffs' Counsel will have access will include documents that underlie the Mediation Presentation and informal interviews of relevant FSC and FSAM officials.

D. Subject to Sections XII.B.3 and XII.C below, if, as a result of reviewing the Additional Information contemplated by this Section IV, Derivative Plaintiffs and Derivative Plaintiffs' Counsel reasonably and in good faith do not believe that the proposed Settlement Agreement is fair, reasonable and adequate, they will have the right to terminate this Settlement Agreement, as set out in Section XII.B.3.

V. TERMS AND CONDITIONS OF THE SETTLEMENT

A. **Settlement Relief**

1. Subject to the provisions of this Section V.A, the Board of FSC will adopt, implement and maintain the Enhancements.

2.　　　Subject to Sections V.A.3 and V.A.4 below, (*i*) implementation of the

Enhancements will be completed no later than thirty (30) days following the 2018 annual

meeting of FSC's stockholders; (*ii*) unless otherwise set out in an Enhancement, the

Enhancements will remain in effect for no less than four (4) years from the date of their

implementation; and (*iii*) FSC will adequately fund maintenance of the Enhancements for the

four-year period in which they are in effect; *provided* that, to the extent that FSC has agreed to

implement any Enhancement sooner than within thirty (30) days following the 2018 annual

meeting of FSC's stockholders, the time by which any such Enhancement will be implemented is

identified below with respect to each such Enhancement.　In particular, the Governance

Enhancements are intended by the Settling Parties to enhance FSC's control environment and are

therefore intended to remain in place for no less than four (4) years from the date of their

implementation.

3.　　　Consistent with the holding of the Delaware Supreme Court in *CA, Inc. v.*

AFSCME Employees Pension Fund, 953 A.2d 227 (Del. 2008), the Settling Parties agree that

FSC's agreement to maintain the Enhancements should not be construed to "commit [FSC's]

board of directors to a course of action that would preclude them from fully discharging their

fiduciary duties to [FSC] and its shareholders."　Accordingly, the Board, by a majority vote of

the independent directors, after consultation with outside counsel, may, subject to the

requirements outlined in Sections V.A.3.a and V.A.3.b below, amend or eliminate any one or

more of these Enhancements if the Board determines in a good faith exercise of its business

judgment that a policy, procedure, control, or agreement term (*i*) conflicts with any provision of

the Securities Act of 1933, the Securities Exchange Act of 1934, or the 1940 Act, as amended, or any regulation promulgated thereunder or (*ii*) is contrary to the best interests of FSC or its

shareholders.

   a. In the event of a majority vote by the independent directors that a

policy, procedure, control, or agreement term should be amended or eliminated: (*i*) the Board

shall make a formal resolution stating the basis for the independent directors' determination and

(*ii*) the independent directors shall adopt an amended or substitute enhancement that addresses

the same goals, purposes and/or functions of the original Enhancement within twenty (20) days

of the adoption of the resolution; *provided* that, if the independent directors in a good faith

exercise of their business judgment determine that it is not possible to adopt an acceptable

amended or substitute enhancement, the Enhancement may be eliminated

   b. Any changes made pursuant to this Section V.A.3 shall be

published on FSC's website within ten (10) Business Days, and a copy of any Board resolution

amending or eliminating an Enhancement shall be provided to Derivative Plaintiffs' Counsel

upon request.

   4. If (*i*) the stockholders of FSC validly approve, at an annual or special

meeting, a new investment advisory agreement for FSC and (*ii*)(*A*) at the time such agreement

becomes effective, Derivative Defendant Leonard Tannenbaum is not a Controlling person of the

investment advisor or (*B*) at any time after such agreement becomes effective, Mr. Tannenbaum

ceases to be a Controlling person of the investment advisor, all Enhancements other than those

identified in Section V.A.4.a below shall be deemed to be suspended immediately upon the

occurrence of (*ii*)(*A*) or (*ii*)(*B*) of this Section V.A.4.

a.	The following Governance Enhancements shall not be subject to this Section V.A.4 and thus shall survive any change of Control at FSC's investment advisor or a change of the investment advisor:

(1)	Section I.A. of Exhibit E, regarding new independent directors;

(2)	Section I.D. of Exhibit E, regarding an independent chairman or lead independent director of the Board;

(3)	Section I.E. of Exhibit E, regarding director equity holdings;

(4)	Section I.F. of Exhibit E, regarding public disclosure of executive compensation;

(5)	Section I.G.1 of Exhibit E, regarding the number of independent Board members;

(6)	Section I.G.2 of Exhibit E, regarding director independence standards;

(7)	Section I.M. of Exhibit E, regarding the Risk and Conflicts Committee; and

(8)	Section I.O. of Exhibit E, regarding outside counsel.

B.	**Notice to Securities Holders and Other Communications**

1.	**Notice**

a.	No later than fifty (50) days before the deadline for objecting to this Settlement, (*i*) the Federal Settling Parties shall, on two occasions, cause the Notice to be published in the *Wall Street Journal* and *Investor's Business Daily*, as well as on wire services, (*ii*) FSC shall cause the Notice to be filed with the SEC as an attachment to a Form 8-K and (*iii*) FSC shall cause the Notice and this Settlement Agreement to be published on the Investor Relations page of its website.

        b.   FSC shall pay any notice expenses attributable to providing notice of this Settlement as set out in Section V.B.1.a.

        2.   **Direct Communications with Securities Holders**

        a.   Derivative Plaintiffs acknowledge and agree that FSC and FSAM maintain the right to communicate orally and in writing with their shareholders. To the extent that any such communications relate to the Derivative Actions or the proposed Settlement, such communications shall be limited to the following:

        (1)   Communications between shareholders and representatives of the Releasees whose responsibilities include investor relations;

        (2)   Communications as may be necessary to implement the terms of this Settlement Agreement; and

        (3)   Such communications as may be made in the conduct of Releasees' business, including complying with any applicable NASDAQ requirements.

        3.   **Other Communications**

        a.   Neither this Settlement nor its terms shall be publicly disclosed before motions for preliminary approval of the settlement are filed with the Court, unless FSC or FSAM – after consultation with Derivative Plaintiffs' Counsel – otherwise determines.

        b.   The Settling Parties shall have the opportunity to review and comment on the other side's press release (if any).

        c.   The Derivative Plaintiffs, FSC and the Derivative Defendants shall cooperate to ensure that any media statements regarding the settlement are balanced, fair, accurate and non-disparaging.

d.   Nothing in the Section V.B.3 shall prevent FSC or FSAM from making whatever earlier disclosures it believes might be required or appropriate, including to its regulators, stock exchanges, attorneys, accountants, insurers or as is otherwise necessary to conducting its business; *provided* that FSC or FSAM will inform Derivative Plaintiffs' Counsel in advance of any such disclosures.

C.   **Dispute Resolution**

1.   If any dispute arises regarding the Notice to be provided to Securities Holders or the administration of this Settlement Agreement, such dispute shall be submitted to the Mediator (or, if the Mediator is unavailable, someone of similar stature upon whom the Settling Parties agree) for binding, nonappealable decision.

2.   If a dispute is submitted to the Mediator pursuant to this Section V.C, the Derivative Plaintiffs and the Derivative Defendants shall each be responsible for paying or causing to be paid one-half (1/2) of any fees charged or expenses incurred by the Mediator in connection with resolving such dispute.

VI.   **RELEASES AND WAIVERS, ORDER APPROVING SETTLEMENT AND JUDGMENT**

A.   **Releases and Waivers**

1.   Pursuant to the Approval Order and the Judgment, without further action by anyone, and subject to Section VI.A.5 below, upon the Final Settlement Date, Derivative Plaintiffs, all other Securities Holders and FSC, on behalf of themselves and all other Releasors, for good and sufficient consideration, the receipt and adequacy of which are hereby acknowledged, shall be deemed to have, and by operation of law and of the Approval Order and the Judgment shall have, fully, finally and forever released, relinquished, settled and discharged:

a. any and all Released Securities Holder/Company Claims against each and every one of the Releasees, except to the extent otherwise specified in this Settlement Agreement; and

b. any and all Released Settlement Claims against each and every one of the Releasees except to the extent otherwise specified in this Settlement Agreement...

2. Pursuant to the Approval Order and Judgment, without further action by anyone, and subject to Section VI.A.5 below, upon the Final Settlement Date, each and every Releasee, including Derivative Defendants' Counsel, for good and sufficient consideration, the receipt and adequacy of which are hereby acknowledged, shall be deemed to have, and by operation of law and of the Approval Order and the Judgment shall have, fully, finally and forever released, relinquished, settled and discharged any and all Released Settlement Claims against each and every one of the Releasors, Derivative Plaintiffs' Counsel and any Family Members of the Releasors, except to the extent otherwise specified in this Settlement Agreement.

3. Pursuant to the Approval Order and the Judgment, without further action by anyone, and subject to Section VI.A.5 below, upon the Final Settlement Date, Derivative Plaintiffs' Counsel, on behalf of themselves, and any person or entity claiming by, through, or on behalf of any of them, for good and sufficient consideration, the receipt and adequacy of which are hereby acknowledged, shall be deemed to have, and by operation of law and of the Approval Order and the Judgment shall have, fully, finally and forever released, relinquished, settled and discharged any and all Released Settlement Claims against each and every one of the Releasees, Derivative Defendants' Counsel and any Family Members of the Releasees, except to the extent otherwise specified in this Settlement Agreement.

4.   Pursuant to the Approval Order and the Judgment, without further action by anyone, and subject to Section VI.A.5 below, upon the Final Settlement Date, Derivative Defendants, on behalf of themselves, their heirs, executors, administrators, predecessors, successors, Affiliates, assigns, and any person or entity claiming by, through, or on behalf of any of them, for good and sufficient consideration, the receipt and adequacy of which are hereby acknowledged, shall be deemed to have, and by operation of law and of the Approval Order and the Judgment shall have, fully, finally and forever released, relinquished, settled and discharged each other from any and all Derivative Defendants' Mutually Released Claims.

5.   Notwithstanding Sections VI.A.1 through VI.A.4 above, nothing in the Preliminary Approval Order, the Approval Order or the Judgment shall bar any action or Claim:

a.   by the Settling Parties or their counsel to enforce the terms of this Settlement Agreement, the Approval Order or the Judgment;

b.   by FSC to seek reimbursement for advanced attorneys' fees or expenses from any Releasee who has been determined, or may be determined, to be unindemnifiable with respect to any Released Securities Holder/Company Claims; *provided* that this Section VI.A.5.b shall not apply to any Releasee whom the Board has found adequately fulfilled his or her fiduciary duties or otherwise acted in the best interests of FSC and its shareholders with respect to Released Securities Holder/Company Claims;

c.   by Derivative Defendants' Counsel seeking reimbursement for fees and expenses incurred in representing any Releasee;

d.   belonging to FSC or any insured Releasee against any of FSC's insurers arising out of or relating to any potentially applicable insurance contracts or other agreements; *provided* that any such Claim must be asserted directly by FSC or the insured

Releasee in his, her or its own right; and

e.   by any Releasee who is or was employed by or associated with

FSC, FSAM, FS Management or FSC CT, with respect to any such individual's rights under or

to (*i*) pension plans, 401(k) plans, separation agreements, employment agreements, stock options,

salary benefits or any other benefit plan, including health plans, in which such Releasee

participates as a result of his or her current or former employment or association with FSC,

FSAM, FS Management or FSC CT or (*ii*) indemnification, advancement or insurance coverage

with respect to any claim a Releasee has against FSC, FSAM, FS Management and FSC CT or

that such entities have against each other.

6.   The releases and waivers contained in this Section VI.A were separately

bargained for and are essential elements of this Settlement Agreement.

B.   **Order Approving Settlement and Judgment**

1.   The Settling Parties shall obtain from the Court the Approval Order and

the Judgment as further described in Section X.B below.

VII.   ATTORNEYS' FEES AND EXPENSES

A.   Federal Plaintiffs' Counsel shall seek approval from the Court for attorneys' fees

and expenses on behalf of all Derivative Plaintiffs' Counsel in an amount not to exceed the

Attorneys' Fees and Expenses Amount.

B.   Consistent with the substantial benefits conferred upon FSC and its shareholders,

FSC, through its Board, will pay or cause to be paid to Federal Plaintiffs' Counsel the Attorneys'

Fees and Expenses Award in an amount not to exceed the Attorneys' Fees and Expenses

Amount; *provided* that FSC shall (as it deems appropriate) seek reimbursement for such payment

from relevant directors' and officers' liability insurer(s).

C.   FSC shall pay or cause to be paid the Attorneys' Fees and Expenses Award (not to exceed the Attorneys' Fees and Expenses Amount) within five (5) Business Days after the Court issues an order setting out the Attorneys' Fees and Expenses Award, notwithstanding the existence of any timely filed objections thereto, or potential for appeal therefrom, or collateral attacks on the Settlement or an part thereof, subject to the following conditions:

1.   The Attorneys' Fees and Expenses Award shall be paid into a joint account established as the receiving account for the Attorneys' Fees and Expenses Award.

2.   If, after payment of the Attorneys' Fees and Expenses Award pursuant to Sections VII.A-C, (*i*) the Attorneys' Fees and Expenses Award is vacated or (*ii*) this Settlement Agreement is properly and timely terminated in accordance with its terms, Derivative Plaintiffs' Counsel shall, within ten (10) Business Days following such termination, return to FSC the Attorneys' Fees and Expenses.

3.   If, after payment of the Attorneys' Fees and Expenses Award pursuant to Sections VII.A-C, the Attorneys' Fees and Expenses Award is reduced, Derivative Plaintiffs' Counsel shall, within ten (10) Business Days following such reduction, return to FSC the amount by which the Attorneys' Fees and Expenses Award has been reduced.

4.   As a condition of receiving a portion of the Attorneys' Fees and Expenses Award, each and every Derivative Plaintiffs' Counsel agrees that it and its partners, shareholders and members are subject to the jurisdiction of the Court for purposes of enforcing this Section VII.

5.   The Attorneys' Fees and Expenses Award shall be the sole aggregate compensation for Derivative Plaintiffs' Counsel and any other counsel representing any Derivative Plaintiff in connection with any of the Derivative Actions or Section 220 Demands.

6.   The Attorneys' Fees and Expenses Award shall be allocated among Derivative Plaintiffs' Counsel as agreed by Derivative Plaintiffs' Counsel or, if necessary, as finally determined by the Mediator, subject to Section VII.7. Neither FSC nor any of the Derivative Defendants shall have any responsibility whatsoever with respect to the allocation of the Attorneys' Fees and Expenses Award to Derivative Plaintiffs' Counsel, any other counsel representing any Derivative Plaintiff or any other counsel asserting a right to receive a portion of the Attorneys' Fees and Expenses Award.

7.   If the Derivative Plaintiffs' Counsel are unable to reach agreement on the appropriate allocation of the Attorneys' Fees and Expenses Award, then the matter shall be referred to the Mediator for mediation. In the event that such mediation fails to produce an agreed upon allocation, then the matter shall be referred to the Mediator for a final. binding, non-appealable determination by the Mediator; *provided* that, if the Mediator is unavailable, Derivative Plaintiffs' Counsel shall choose someone of similar stature upon whom they agree.

8.   In light of the substantial benefits they have helped to create for FSC and Securities Holders, any or all of the Derivative Plaintiffs may apply for Court-approved incentive awards in the amount of two thousand five hundred dollars ($2,500), which incentive awards shall be funded from the Attorneys' Fees and Expenses Award to the extent that this Settlement is approved in whole or in part; *provided* neither FSC nor Derivative Defendants take a position on such incentive awards.

D.   No Releasee (including FSC) shall be liable for or obligated to pay any fees, expenses, costs or disbursements to, or incur any expense on behalf of, any person or entity (including, without limitation, Derivative Plaintiffs or Derivative Plaintiffs' Counsel), directly or indirectly, in connection with the Derivative Actions or this Settlement Agreement except as expressly provided for in this Settlement Agreement.

E.   Derivative Plaintiffs shall not be liable for or obligated to pay any fees, expenses, costs or disbursement to, or incur any expenses on behalf of, any person or entity (including, without limitation, any Individual Derivative Defendant, FSAM, FS Management, FSC or Derivative Defendants' Counsel), directly or indirectly, in connection with the Derivative Actions or this Settlement Agreement, except as expressly provided for in this Settlement Agreement.

VIII.   OBJECTIONS BY SECURITIES HOLDERS

A.   Any Securities Holder who wishes to object to the fairness, reasonableness or adequacy of this Settlement Agreement or to any term(s) of this Settlement Agreement may do so subject to the requirements set out in the Preliminary Approval Order.

IX.   PRELIMINARY HEARING AND PRELIMINARY APPROVAL ORDER

A.   The Federal Settling Parties shall jointly apply to the Court for entry of the Preliminary Approval Order within fifteen (15) days following completion of the Additional Information Period.

X.   FAIRNESS HEARING, ORDER APPROVING SETTLEMENT, JUDGMENT AND DISMISSAL

A.   The Settling Parties shall request that the Court schedule a Fairness Hearing at which to consider whether to approve this Settlement Agreement as fair, reasonable and adequate and in the best interest of FSC and its shareholders.

B.   If the Court approves the Settlement contemplated by this Settlement Agreement, the Federal Settling Parties shall jointly request that the Court enter the Approval Order and the Judgment. The Approval Order shall include, among other provisions, a permanent injunction and the Complete Bar Order regarding Released Securities Holder/Company Claims and

Derivative Defendants' Mutually Released Claims. The Judgment will contain a statement that, during the course of the Derivative Actions, the Federal Settling Parties and their respective counsel at all times complied with the requirements of Rule 11 of the Federal Rules of Civil Procedure.

C.   If the Approval Order and the Judgment become Final, the Connecticut State Plaintiffs and the Delaware State Plaintiffs shall, within five (5) Business Days following the Final Settlement Date, file a stipulation seeking court approval to dismiss the Connecticut State Action and the Delaware State Action, respectively, with prejudice and on the merits, based on res judicata and preclusion.

XI.   NO ADMISSIONS

A.   This Settlement Agreement, the offer of this Settlement Agreement and implementation of or compliance with this Settlement Agreement shall not constitute or be construed as an admission by any or all of the Releasees of any wrongdoing or liability. This Settlement Agreement is to be construed solely as a reflection of the Settling Parties' desire to facilitate a resolution of the Claims in the Complaints and of the Released Securities Holder/Company Claims, Released Settlement Claims and Derivative Defendants' Mutually Released Claims. In particular, nothing in this Settlement Agreement, the offer of this Settlement Agreement, or the implementation of or compliance with this Settlement Agreement shall constitute or be construed as an admission by FSC or any of the Releasees that FSC's Advisory Agreement or its governance policies and practices as they existed prior to the Execution Date were in any way deficient or that FSC engaged in improper valuation of any of its investments.

B.   The Settling Parties agree that no party was or is a "prevailing party." In no event shall this Settlement Agreement, any of its provisions, or any negotiations, statements or court proceedings relating to its provisions in any way be construed as, offered as, received as, used as or deemed to be evidence of any kind in the Derivative Actions, any other action, or any other judicial, administrative, regulatory or other proceeding, except a proceeding to enforce this Settlement Agreement.

C.   Without limiting any of the foregoing provisions in this Section XI, neither this Settlement Agreement nor any related negotiations (including the Term Sheet), statements or court proceedings shall be construed as, offered as, received as, used as or deemed to be evidence of an admission or concession of any liability or wrongdoing whatsoever on the part of any person or entity, including, but not limited to, FSC and the Derivative Defendants, or as a waiver by FSC or the Derivative Defendants of any applicable defense.

XII.   MODIFICATION OR TERMINATION OF THIS SETTLEMENT AGREEMENT

A.   The terms and provisions of this Settlement Agreement may be amended, modified or expanded by written agreement of the Settling Parties; *provided however*, that, after entry of the Approval Order and the Judgment, the Settling Parties may by agreement effect such amendments, modifications or expansions of this Settlement Agreement and its implementing documents without notice to or approval by the Court only as long as such amendments, modifications or expansions are not materially inconsistent with the Approval Order and Judgment and do not limit the rights of Derivative Plaintiffs, any other Securities Holder, FSC, Releasors or Releasees under this Settlement Agreement.

B.   Subject to Sections XII.B.4, XII.C and XII.D, this Settlement Agreement shall terminate:

1.   if the Final Settlement Date does not occur;

2.　　subject to Sections XII.B.4 and XII.C, at the sole option and discretion of

any Settling Party if (*i*) the Court, or any appellate court, rejects, modifies or denies approval of

any portion of this Settlement Agreement or the proposed Settlement, including the Preliminary

Approval Order, the Approval Order and the Judgment, that the terminating Settling Party

reasonably and in good faith determines is material, including, without limitation, the Complete

Bar Order, the provisions relating to Notice and/or the terms of the Release or (*ii*) the Court, or

any appellate court, does not enter or completely affirm, or alters or expands, any portion of the

Preliminary Approval Order, the Approval Order or the Judgment, including the Complete Bar

Order and/or the Release, that the terminating Settling Party reasonably and in good faith

believes is material; *provided* that, if Derivative Plaintiffs, FSC and one or more Derivative

Defendants cannot agree on whether a court-ordered modification is material, they will refer the

issue to the Mediator pursuant to Section V.C for a binding, nonappealable decision; *provided*

further that, for purposes of this Section XII.B.2, any ruling by the Court (or any appellate court)

that rejects, reduces or denies approval of the Derivative Plaintiffs' request for the Attorneys'

Fees and Expenses Amount shall not be considered to be a rejection, modification or denial of a

material portion or term of this Settlement Agreement or the proposed Settlement; or

3.　　at the sole option and discretion of the Derivative Plaintiffs, within five (5)

days following the completion of the Additional Information Period based on Section IV.D

above.

4.　　Other than with respect to Section XII.B.3, the relevant terminating

Settling Party must exercise an option to terminate this Settlement Agreement by providing

notice to all other Settling Parties no later than thirty (30) days after receiving actual notice of the event prompting the termination; *provided* that termination by Derivative Plaintiffs pursuant to Section XII.B.3 shall be consistent with the time requirements set out in Section XII.B.3.

C.   If an option to terminate this Settlement Agreement arises under this Section XII, (*i*) no Settling Party shall be required for any reason or for any circumstance to exercise that option, and (*ii*) any determination to exercise an option to terminate shall be made in good faith.

D.   If this Settlement Agreement is terminated pursuant to its terms, then:

1.   this Settlement Agreement shall be null and void and shall have no force or effect, and no Settling Party or Releasee shall be bound by any of its terms except for the terms set out in this Section XII.D;

2.   this Settlement Agreement and the Term Sheet, and all of their provisions, and all negotiations, statements and proceedings relating to them shall be without prejudice to the rights of the Settling Parties or any other Securities Holder, all of whom shall be restored to their respective positions existing immediately before the Execution Date, except with respect to (*i*) the payment by FSC of any notice expenses incurred prior to the Termination Date as set out in Section V.B.1.c or (*ii*) the payment by the Derivative Plaintiffs and the Derivative Defendants of any fees or expenses incurred by the Mediator prior to the Termination Date as set out in SectionV.C.2;

3.   Releasees (including without limitation FSC and Derivative Defendants) expressly deny any wrongdoing by Releasees and expressly and affirmatively reserve all defenses, arguments and motions that have been or might later be asserted in the Derivative Actions;

4.   Derivative Plaintiffs expressly and affirmatively reserve all Claims, arguments and motions that have been or might have been asserted in the Derivative Actions;

5.　　neither this Settlement Agreement nor the fact of its having been made shall be admissible or entered into evidence in any proceeding for any purpose whatsoever, except to enforce the terms of this Section XII.D;

6.　　neither FSC's agreement to the terms set out in this Settlement Agreement nor FSC's execution of this Settlement Agreement shall constitute or be construed to be an admission by FSC that any wrongdoing has taken place, that any of the Derivative Defendants (or any other Releasee) has engaged in a breach of his, her or its fiduciary duties or engaged in any other actionable conduct in connection with the conduct alleged in the Complaints or the Section 220 Demands, or that any of the Claims made in the Derivative Actions have any merit or are in the best interests of FSC or its shareholders to pursue;

7.　　neither the Derivative Defendants' agreement to the terms set out in this Settlement Agreement nor their execution of this Settlement Agreement shall constitute or be construed to be an admission by the Derivative Defendants collectively or individually that any of the Derivative Defendants breached his, her or its fiduciary duties or engaged in any other actionable conduct in connection with the conduct alleged in the Complaints or the Section 220 Demands, or that any of the Claims made in the Derivative Actions have merit;

8.　　the terms and provisions of the Confidentiality Agreement executed in connection with Section IV shall continue in full force and effect;

9.　　FSC shall, consistent with Section V.B.1.c, pay any notice expenses incurred but not paid prior to the Termination Date;

10.　　Derivative Plaintiffs and Derivative Defendants shall, consistent with Section V.C.2, pay any fees or expenses incurred but not paid by the Mediator prior to the Termination Date; and

11.   except as expressly set out in this Settlement Agreement in Sections

XII.D.2, XII.D.9 and XII.D.10, nothing in this Settlement Agreement shall create any obligation

on the part of any Settling Party to pay any other Settling Party's fees and/or expenses.

XIII.   GENERAL MATTERS AND RESERVATIONS

A.   Subject to Section XII.B, the obligations of the Settling Parties to consummate

this Settlement Agreement are conditioned upon the occurrence of each of the following:

1.   entry by the Court of the Preliminary Approval Order;

2.   entry by the Court of the Approval Order;

3.   entry by the Court of the Judgment; and

4.   the Final Settlement Date.

B.   The Settling Parties intend this Settlement Agreement to be a final and complete

resolution of all Claims arising out of Released Securities Holder/Company Claims that have

been or could have been asserted by any Securities Holder derivatively or by FSC directly

against Releasees or any of them. The Settling Parties agree not to assert in any forum that the

Derivative Actions were brought (on the one hand) or that FSC or the Derivative Defendants

defended the Derivative Actions (on the other hand) in bad faith or without a reasonable basis.

The Settling Parties shall not assert any Claims relating to the prosecution, defense or settlement

of the Actions except as necessary to enforce this Settlement Agreement. The Settling Parties

agree that the settlement relief provided in this Settlement Agreement and the terms of this

Settlement Agreement were negotiated at arm's length in good faith by the Settling Parties and

reflect a Settlement that was reached voluntarily after consultation with experienced counsel.

C.   Brian J. Robbins and Craig W. Smith represent that they are authorized to enter

into this Settlement Agreement on behalf of Solomon Chau and any other attorneys who have

represented or now represent Mr. Chau in the Federal Derivative Action and/or with respect to

Released Securities Holder/Company Claims and that (*i*) they have kept Mr. Chau apprised of the progress of the settlement negotiations, (*ii*) they have advised Mr. Chau of the terms and provisions of this Settlement Agreement and (*iii*) Mr. Chau has approved the terms of this Settlement Agreement.

D.   Brian J. Robbins, Craig W. Smith and Thomas Amon represent that they are authorized to enter into this Settlement Agreement on behalf of Scott Avera and any other attorneys who have represented or now represent Mr. Avera in the Federal Derivative Action and/or with respect to Released Securities Holder/Company Claims and that (*i*) they have kept Mr. Avera apprised of the progress of the settlement negotiations, (*ii*) they have advised Mr. Avera of the terms and provisions of this Settlement Agreement and (*iii*) Mr. Avera has approved the terms of this Settlement Agreement.

E.   David Wales represents that he is authorized to enter into this Settlement Agreement on behalf of Matt Gordon and any other attorneys who have represented or now represent Mr. Gordon in the Delaware Derivative Action, the Gordon 220 Demand and/or with respect to Released Securities Holder/Company Claims and that (*i*) he has kept Mr. Gordon apprised of the progress of the settlement negotiations, (*ii*) he has advised Mr. Gordon of the terms and provisions of this Settlement Agreement and (*iii*) Mr. Gordon has approved the terms of this Settlement Agreement.

F.   Katharine M. Ryan and Richard A. Maniskas represent that they are authorized to enter into this Settlement Agreement on behalf of Kamile Dahne and any other attorneys who have represented or now represent Ms. Dahne in the Connecticut State Action and/or with respect to Released Securities Holder/Company Claims and that (*i*) they have kept Ms. Dahne apprised of the progress of the settlement negotiations, (*ii*) they have advised Ms. Dahne of the terms and provisions of this Settlement Agreement and (*iii*) Ms. Dahne has approved the terms of this Settlement Agreement.

G.   Robert D. Weiser and Brett D. Stecker represent that they are authorized to enter into this Settlement Agreement on behalf of John Durgerian and any other attorneys who have represented or now represent Mr. Durgerian in the Connecticut State Action and/or with respect to Released Securities Holder/Company Claims and that (*i*) they have kept Mr. Durgerian apprised of the progress of the settlement negotiations, (*ii*) they have advised Mr. Durgerian of the terms and provisions of this Settlement Agreement and (*iii*) Mr. Durgerian has approved the terms of this Settlement Agreement.

H.   Gregory M. Egleston and Thomas J. McKenna represent that they are authorized to enter into this Settlement Agreement on behalf of Justin A. Tuttelman and Ayn Lemke and any other attorneys who have represented or now represent Mr. Tuttelman and Ms. Lemke in the Delaware State Action, the Tuttelman 220 Demand and/or with respect to Released Securities Holder/Company Claims and that (*i*) they have kept Mr. Tuttelman and Ms. Lemke apprised of the progress of the settlement negotiations, (*ii*) they have advised Mr. Tuttelman and Ms. Lemke of the terms and provisions of this Settlement Agreement and (*iii*) Mr. Tuttelman and Ms. Lemke have approved the terms of this Settlement Agreement.

I.   Lewis S. Kahn and Melinda A. Nicholson represent that they are authorized to enter into this Settlement Agreement on behalf of James C. Cooper and any other attorneys who have represented or now represent Mr. Cooper in the Delaware State Action, the Cooper 220 Demand and/or with respect to Released Securities Holder/Company Claims and that (*i*) they have kept Mr. Cooper apprised of the progress of the settlement negotiations, (*ii*) they have advised Mr. Cooper of the terms and provisions of this Settlement Agreement and (*iii*) Mr. Cooper has approved the terms of this Settlement Agreement.

J.   Beth A. Keller represents that she is authorized to enter into this Settlement Agreement on behalf of Judy Mesirov and any other attorneys who have represented or now represent Ms. Mesirov in the New York Federal Action, the Mesirov 220 Demand and/or with respect to Released Securities Holder/Company Claims and that (*i*) she has kept Ms. Mesirov apprised of the progress of the settlement negotiations, (*ii*) she has advised Ms. Mesirov of the terms and provisions of this Settlement Agreement, and (*iii*) Ms. Mesirov has approved the terms of this Settlement Agreement.

K.   Ralph C. Ferrara, Ann M. Ashton and Jonathan E. Richman represent that they are authorized to enter into this Settlement Agreement on behalf of FSAM Defendants and any other attorneys who have represented or now represent the FSAM Defendants in the Derivative Actions and/or with respect to Released Securities Holder/Company Claims and that (*i*) they have kept the FSAM Defendants apprised of the progress of the settlement negotiations, (*ii*) they have advised the FSAM Defendants of the terms and provisions of this Settlement Agreement and (*iii*) the FSAM Defendants have approved the terms of this Settlement Agreement.

L.   Allen W. Burton and Ross B. Galin represents that they are authorized to enter into this Settlement Agreement on behalf of FSC and the FSC Defendants and any other attorneys who have represented or now represent FSC or the FSC Defendants in the Derivative Actions, the Section 220 Demands and/or with respect to Released Securities Holder/Company Claims and that (*i*) they have kept FSC and the FSC Defendants apprised of the progress of the settlement negotiations, (*ii*) they have advised FSC and the FSC Defendants of the terms and provisions of this Settlement Agreement and (*iii*) FSC and the FSC Defendants have approved the terms of this Settlement Agreement.

M. This Settlement Agreement sets forth the entire agreement among the Settling Parties with respect to its subject matter and supersedes any agreements in principle (including the Term Sheet) that preceded this Settlement Agreement. This Settlement Agreement may not be altered or modified except by written instrument executed by Derivative Plaintiffs' Counsel (with the permission of Derivative Plaintiffs), FSC's counsel (with the permission of FSC), and Derivative Defendants' Counsel (with the permission of Derivative Defendants). The Settling Parties expressly acknowledge that no other agreements, arrangement or understandings not described in this Settlement Agreement exist among or between them. In entering into this Settlement Agreement, no Settling Party has relied upon any representation or warranty not set forth expressly in this Settlement Agreement.

N. This Settlement Agreement shall be governed by and interpreted according to the laws of the State of Delaware, excluding its conflict of laws provisions.

O. Except as set out in Section V.C above, the Court retains continuing and exclusive jurisdiction over this Settlement Agreement, the Settling Parties, all Securities Holders (including all Securities Holders who submit objections pursuant to Section VIII), all Releasors, all Releasees and all Derivative Plaintiffs' Counsel to adjudicate, subject to Section V.C, all issues relating to this Settlement Agreement and this Settlement, including without limitation any issues relating to the Preliminary Approval Order, the Approval Order or the Judgment. Subject to Section V.C, any action arising under or to enforce this Settlement Agreement, the Preliminary Approval Order, the Approval Order or the Judgment shall be commenced and maintained only in the Court.

P.	Whenever this Settlement Agreement requires or contemplates that a Settling

Party shall or may give notice to another Settling Party or to counsel, notice shall be provided by

email, facsimile and/or overnight (excluding Saturday or Sunday) delivery service as follows and

shall be deemed effective upon receipt of such email, facsimile transmission or delivery to the

email, facsimile number or address, as the case may be, below:

1.	If to FSC or the FSC Defendants, then to:

> Allen W. Burton
> Ross B. Galin
> O'Melveny & Myers LLP
> Times Square Tower
> 7 Times Square
> New York, New York 10036
> (212) 326-2000
> aburton@omm.com
> rgalin@omm.com

2.	If to the FSAM Defendants, then to:

> Ralph C. Ferrara
> Ann M. Ashton
> Proskauer Rose LLP
> 1001 Pennsylvania Avenue, N.W.
> Suite 600 South
> Washington, D.C. 20004
> Telephone: (202) 416-5820
> Facsimile: (202) 416-6899
> rferrara@proskauer.com
> aashton@proskauer.com

Jonathan E. Richman
Proskauer Rose LLP
Eleven Times Square
New York, NY 10036-8299
Telephone: (212) 969-3448
Facsimile: (212) 969-2900
jerichman@proskauer.com

3. If to the Federal Plaintiffs, then to:

Brian J. Robbins
Craig W. Smith
Robbins Arroyo LLP
600 B Street, Suite 1900
San Diego, CA 92101
Tel: 619-525-3990
Fax: 619-525-3991
brobbins@robbinsarroyo.com
CSmith@robbinsarroyo.com

Thomas G. Amon
Law Offices of Thomas G. Amon
156 West 56th Street, Suite 1102
New York, NY 10019
Tel: 212-810-2430
Fax: 212-810-2427
tamon@amonlaw.com

4. If to Delaware State Plaintiffs, then to:

David Wales
Bernstein Litowitz Berger & Grossmann LLP
1251 Avenue of the Americas
New York, NY 10020
Tel: 212-554-1409
Fax: 212-554-1444
DWales@blbglaw.com

Gregory M. Egleston
Thomas J. McKenna
Gainey McKenna & Egleston
440 Park Avenue South, 5th Floor
New York, NY 10016
Tel: 212-983-1300
Fax: 212-983-0383
gegleston@gme-law.com
tjmckenna@gme-law.com

Lewis S. Kahn
Melinda A. Nicholson
Kahn Swick & Foti, LLC
206 Covington Street
Madisonville, LA 70447
Tel: 504-455-1400
Fax: 504-455-1498
Lewis.Kahn@ksfcounsel.com
Melinda.Nicholson@ksfcounsel.com

5.   If to the Connecticut State Plaintiffs, then to:

Katharine M. Ryan
Richard A. Maniskas
Ryan & Maniskas, LLP
995 Old Eagle School Road
Wayne, PA 19087
Tel: 484-588-5516
Fax: 484-450-2582
kryan@rmclasslaw.com
rmaniskas@rmclasslaw.com

Robert B. Weiser
Brett D. Stecker
James M. Ficaro
The Weiser Law Firm, P.C.
22 Cassatt Avenue
Berwyn, PA 19312
Tel: 610-225-2677
Fax: 610-408-8062
rw@weiserlawfirm.com
bds@weiserlawfirm.com
jmf@weiserlawfirm.com

6.   If to Mesirov, then to:

Beth A. Keller
Hynes Keller & Hernandez, LLC
118 North Bedford Road, Suite 100
Mount Kisco, NY 10549
Tel: 914-752-3040
Fax: 914-752-3041
bkeller@hkh-lawfirm.com

Q.   All time periods set forth in this Settlement Agreement shall be computed in calendar days unless otherwise expressly provided. In computing any period of time prescribed or allowed by a court, the day, event or default from which the designated period of time begins to run shall not be included. The last day of the period so computed shall be included, unless it is a Saturday, a Sunday or a Legal Holiday, or, when the act to be done is the filing of a paper in the Court, a day on which weather or other conditions have caused the office of the Clerk of the Court to be inaccessible, in which event the period shall run until the end of the next day that is not one of the aforementioned days.

R.   The Settling Parties reserve the right, subject to the Court's approval, mutually to agree to any reasonable extensions of time that might be necessary to carry out any of the provisions of this Settlement Agreement.

S.   The Settling Parties, their successors and assigns, and their counsel undertake to implement this Settlement Agreement, to cooperate fully in seeking Court approval and to use all reasonable efforts to effect the prompt consummation of this Settlement Agreement and the proposed Settlement.

T.   This Settlement Agreement may be signed in counterparts, each of which shall constitute a duplicate original. Execution by facsimile or by electronically transmitted signature shall be fully and legally binding on a Settling Party.

U.   All Releasees who are not Settling Parties are intended third-party beneficiaries who are entitled to enforce the terms of the Release.

Agreed to as of this 26th day of July, 2016.



Brian J. Robbins
Craig W. Smith
Gregory E. Del Gaizo
Shane P. Sanders
Robbins Arroyo LLP
600 B Street, Suite 1900
San Diego, CA 92101
Tel: 619-525-3990
Fax: 619-525-3991

Counsel for Plaintiffs Solomon Chau and Scott Avera

Ralph C. Ferrara
Ann M. Ashton
Jonathan E. Richman
Proskauer Rose LLP
1001 Pennsylvania Avenue, N.W.
Suite 600 South
Washington, DC 20004
Tel: (202) 416-6800
Fax: (202) 416-6899

Counsel for Defendants Fifth Street Asset Management Inc., Fifth Street Management, LLC, Leonard M. Tannenbaum, Bernard D. Berman, Alexander C. Frank, Todd G. Owens, Ivelin M. Dimitrov, Steven M. Noreika, David H. Harrison, Frank C. Meyer, Sandeep K. Khorana and Richard A. Petrocelli



David Wales
Bernstein Litowitz Berger & Grossmann LLP
1251 Avenue of the Americas
New York, NY 10020
Tel: 212-554-1409
Fax: 212-554-1444

Counsel for Plaintiff Matt Gordon

Allen W. Burton
Ross B. Galin
O'Melveny & Myers LLP
Times Square Tower
7 Times Square
New York, NY 10036
Tel: (212) 326-2282
Fax: (212) 326-2061

Counsel for Defendants Fifth Street Finance Corp., James Castro-Blanco, Brian Dunn, Richard Dutkiewicz, Byron Haney, and Douglas Ray

Brian J. Robbins
Craig W. Smith
Gregory E. Del Gaizo
Shane P. Sanders
Robbins Arroyo LLP
600 B Street, Suite 1900
San Diego, CA 92101
Tel: 619-525-3990
Fax: 619-525-3991

Counsel for Plaintiffs Solomon Chau and Scott Avera



Ralph C. Ferrara
Ann M. Ashton
Jonathan E. Richman
Proskauer Rose LLP
1001 Pennsylvania Avenue, N.W.
Suite 600 South
Washington, DC 20004
Tel: (202) 416-6800
Fax: (202) 416-6899

Counsel for Defendants Fifth Street Asset Management Inc., Fifth Street Management, LLC, Leonard M. Tannenbaum, Bernard D. Berman, Alexander C. Frank, Todd G. Owens, Ivelin M. Dimitrov, Steven M. Noreika, David H. Harrison, Frank C. Meyer, Sandeep K. Khorana and Richard A. Petrocelli

David Wales
Bernstein Litowitz Berger & Grossmann LLP
1251 Avenue of the Americas
New York, NY 10020
Tel: 212-554-1409
Fax: 212-554-1444

Counsel for Plaintiff Matt Gordon

Allen W. Burton
Ross B. Galin
O'Melveny & Myers LLP
Times Square Tower
7 Times Square
New York, NY 10036
Tel: (212) 326-2282
Fax: (212) 326-2061

Counsel for Defendants Fifth Street Finance Corp., James Castro-Blanco, Brian Dunn, Richard Dutkiewicz, Byron Haney, and Douglas Ray



Thomas G. Amon
Law Offices of Thomas G. Amon
156 West 56th Street, Suite 1102
New York, NY 10019
Tel: 212-810-2430
Fax: 212-810-2427

Counsel for Plaintiff Scott Avera

Katharine M. Ryan
Richard A. Maniskas
Ryan & Maniskas, LLP
995 Old Eagle School Road
Wayne, PA 19087
Tel: 484-588-5516
Fax: 484-450-2582

Counsel for Plaintiff Kamile Dahne

Robert B. Weiser
Brett D. Stecker
James M. Ficaro
The Weiser Law Firm, P.C.
22 Cassatt Avenue
Berwyn, PA 19312
Tel: 610-225-2677
Fax: 610-408-8062

Counsel for Plaintiff John Durgerian

Thomas G. Amon
Law Offices of Thomas G. Amon
156 West 56th Street, Suite 1102
New York, NY 10019
Tel: 212-810-2430
Fax: 212-810-2427

Counsel for Plaintiff Scott Avera



Katharine M. Ryan
Richard A. Maniskas
Ryan & Maniskas, LLP
995 Old Eagle School Road
Wayne, PA 19087
Tel: 484-588-5516
Fax: 484-450-2582

Counsel for Plaintiff Kamile Dahne

Robert B. Weiser
Brett D. Stecker
James M. Ficaro
The Weiser Law Firm, P.C.
22 Cassatt Avenue
Berwyn, PA 19312
Tel: 610-225-2677
Fax: 610-408-8062

Counsel for Plaintiff John Durgerian

Thomas G. Amon
Law Offices of Thomas G. Amon
156 West 56th Street, Suite 1102
New York, NY 10019
Tel: 212-810-2430
Fax: 212-810-2427

Counsel for Plaintiff Scott Avera

Katharine M. Ryan
Richard A. Maniskas
Ryan & Maniskas, LLP
995 Old Eagle School Road
Wayne, PA 19087
Tel: 484-588-5516
Fax: 484-450-2582

Counsel for Plaintiff Kamile Dahne

Robert B. Weiser
Brett D. Stecker
James M. Ficaro
The Weiser Law Firm, P.C.
22 Cassatt Avenue
Berwyn, PA 19312
Tel: 610-225-2677
Fax: 610-408-8062

Counsel for Plaintiff John Durgerian

Thomas J. McKenna

Gregory M. Egleston
Thomas J. McKenna
Gainey McKenna & Egleston
440 Park Avenue South, 5th Floor
New York, NY 10016
Tel: 212-983-1300
Fax: 212-983-0383

Counsel for Plaintiffs Justin A. Tuttelman and
Ayn Lemke

Lewis S. Kahn
Melinda A. Nicholson
Kahn Swick & Foti, LLC
206 Covington Street
Madisonville, LA 70447
Tel: 504-455-1400
Fax: 504-455-1498

Counsel for Plaintiff James C. Cooper

Beth A. Keller
Hynes Keller & Hernandez, LLC
118 North Bedford Road, Suite 100
Mount Kisco, NY 10549
Tel: 914-752-3040
Fax: 914-752-3041

Counsel for Shareholder Judy Mesirov

Gregory M. Egleston
Thomas J. McKenna
Gainey McKenna & Egleston
440 Park Avenue South, 5th Floor
New York, NY 10016
Tel: 212-983-1300
Fax: 212-983-0383

*Counsel for Plaintiffs Justin A. Tuttelman and
Ayn Lemke*



Lewis S. Kahn
Melinda A. Nicholson
Kahn Swick & Foti, LLC
206 Covington Street
Madisonville, LA 70447
Tel: 504-455-1400
Fax: 504-455-1498

Counsel for Plaintiff James C. Cooper

Beth A. Keller
Hynes Keller & Hernandez, LLC
118 North Bedford Road, Suite 100
Mount Kisco, NY 10549
Tel: 914-752-3040
Fax: 914-752-3041

Counsel for Shareholder Judy Mesirov



____
Gregory M. Egleston
Thomas J. McKenna
Gainey McKenna & Egleston
440 Park Avenue South, 5th Floor
New York, NY 10016
Tel: 212-983-1300
Fax: 212-983-0383

Counsel for Plaintiffs Justin A. Tuttelman and Ayn Lemke

____
Lewis S. Kahn
Melinda A. Nicholson
Kahn Swick & Foti, LLC
206 Covington Street
Madisonville, LA 70447
Tel: 504-455-1400
Fax: 504-455-1498

Counsel for Plaintiff James C. Cooper

Beth A. Keller
____
Beth A. Keller
Hynes Keller & Hernandez, LLC
118 North Bedford Road, Suite 100
Mount Kisco, NY 10549
Tel: 914-752-3040
Fax: 914-752-3041

Counsel for Shareholder Judy Mesirov

UNITED STATES DISTRICT COURT
DISTRICT OF CONNECTICUT

IN RE FIFTH STREET FINANCE CORP. SHAREHOLDER DERIVATIVE LITIGATION	))))	Lead Case No. 3:15-cv-01795-RNC
	))	(Consolidated with No. 3:15-cv-01889)
This Document Relates To:	))	
All Actions	))	

[PROPOSED] ORDER PRELIMINARILY APPROVING SETTLEMENT,
DIRECTING NOTICE TO SECURITIES HOLDERS, AND
SETTING HEARING FOR FINAL APPROVAL OF SETTLEMENT

WHEREAS, the Federal Plaintiffs[1] in the above captioned Federal Action, the nominal

defendant Fifth Street Finance Corp. ("FSC") and the Derivative Defendants have reached a

proposed Settlement of all claims that have been, could have been or could be alleged in the

Federal Action; and

WHEREAS, the Connecticut State Plaintiffs and the Delaware State Plaintiffs are also

parties to the proposed Settlement and have settled all claims that have been, could have been or

could be alleged in the related Connecticut State Action and Delaware State Action; and

WHEREAS, the Federal Plaintiffs filed an application for preliminary approval of the

proposed Settlement and have attached to their application the July __, 2016 Stipulation of

Settlement and Exhibits, which consist of (*i*) a proposed order preliminarily approving the

proposed Settlement, directing notice of the proposed Settlement to Securities Holders and

setting a hearing for approval of the proposed Settlement (Exhibit A), (*ii*) a proposed notice to be

published regarding the proposed Settlement (Exhibit B), (*iii*) a proposed order granting approval

---

[1]   To the extent capitalized terms are not defined in this Order, this Court adopts and incorporates the definitions set out in the Settlement Agreement.

of the proposed Settlement (Exhibit C), (*iv*) a proposed judgment (Exhibit D), (*v*) Governance

Enhancements to which the Settling Parties have agreed (Exhibit E), (*vi*) Fee Enhancements to

which the Settling Parties have agreed (Exhibit F) and (*vii*) a Confidentiality Agreement to which

the Settling Parties have agreed (Exhibit G) (the Stipulation of Settlement and its Exhibits shall

collectively be referred to as the "Settlement Agreement"); and

 WHEREAS, the Court has read and considered the Settlement Agreement and the

Federal Settling Parties' submissions; and

 WHEREAS, based on the above materials and submissions, the Court finds that the

proposed Settlement is within the range of possible approval and that notifying Securities

Holders about the terms and conditions of the proposed Settlement and scheduling a hearing for

approval of the proposed Settlement are warranted;

 NOW, THEREFORE, IT IS HEREBY ORDERED, ADJUDGED AND

DECREED as follows:

 1. *Preliminary Findings on Proposed Settlement* – The Court finds that the

proposed Settlement as evidenced by the Settlement Agreement is within the range of possible

approval and that notifying Securities Holders about the terms and conditions of the proposed

Settlement and scheduling a Fairness Hearing to consider approval of the proposed Settlement

are warranted. Accordingly, the Court hereby preliminarily approves the proposed Settlement as

fair, reasonable and adequate, subject to further consideration at the Fairness Hearing described

below.

 2. *Scheduling of Fairness Hearing* – A Fairness Hearing will be held on

_____ __, 2016, at _____, _.m. EST, before Judge Robert N. Chatigny, United

States District Judge, at the United States District Court for the District of Connecticut, Abraham

Ribicoff Federal Building, 450 Main Street, Room 228, Hartford, Connecticut 06103, to, among other things, determine whether (*i*) the proposed Settlement, on the terms and conditions provided for in the Settlement Agreement, is fair, reasonable and adequate and in the best interests of FSC and its shareholders and should be approved by the Court and (*ii*) the proposed Approval Order and the proposed Judgment, forms of which are attached in their entirety as Exhibits C and D, respectively, to the Settlement Agreement should be entered, the claims made by the Federal Defendants dismissed with prejudice and the claims against Releasees fully and finally discharged.

3. ***Review of the Settlement Agreement*** – The Court may approve the Settlement Agreement (with or without any modifications executed by the Settling Parties) and enter the proposed Approval Order at or after the Fairness Hearing or any adjournment of the Fairness Hearing and dismiss the claims asserted against the Federal Defendants on the merits and with prejudice with or without further notice to any persons or entities other than the Federal Settling Parties.

4. ***Notice*** – No later than _____, 2016 [50 days prior to objection date], the Settling Parties shall cause notice of the terms of the proposed Settlement and the schedule for the Fairness Hearing substantially in the form filed with the Court as Exhibit B to the Settlement Agreement to be published on two occasions in *The Wall Street Journal*, *Investor's Business Daily*, as well as on wire services. FSC shall also cause the Notice to be filed with the United States Securities and Exchange Commission as an attachment to a Form 8-K and shall cause the Notice and the Settlement Agreement to be published through a link located on the Investor Relations page of its website.

5.   *Notice Costs* – FSC will pay or cause to be paid all costs for providing Notice of this Settlement as described in paragraph 4 of this Order.

6.   *Notice Findings* – The Court finds that the form and method of notice specified in the Settlement Agreement and set out in paragraph 4 of this Order (*i*) satisfy the requirements of the Federal Rules of Civil Procedure, the Rules of this Court and due-process principles, (*ii*) sufficiently inform all relevant persons and entities about the Settlement Agreement, the pendency of the Federal Action and related litigation (including the Delaware State Action and the Connecticut State Action), the Fairness Hearing and their ability to object to the Settlement and (*iii*) are reasonable and constitute due, adequate and sufficient notice to all persons entitled to notice.

7.   *Proof of Notice* – FSC, at or before the Fairness Hearing, shall cause proof of notice as set out in paragraph 4 of this Order to be filed with the Court.

8.   *Company Communications with Securities Holders* – FSC and FSAM maintain the right to communicate orally and in writing with their shareholders. To the extent any such communications relate to the Derivative Actions or the proposed Settlement, such communications shall be limited to the following: (*i*) communications between shareholders and representatives of the Releasees whose responsibilities include investor relations, (*ii*) communications as may be necessary to implement the terms of this Settlement Agreement and (*iii*) such communications as may be made in the conduct of Releasees' business, including complying with any applicable NASDAQ requirements.

9.   *Preliminary Injunction* – Pending determination by the Court whether the Settlement Agreement should be approved and subject to the reservations set out in Section VI.A.5 of the Settlement Agreement, this Court preliminarily bars and enjoins

a. Derivative Plaintiffs, all other Securities Holders, FSC (whether acting on its own behalf or by and through its shareholders, or any of them), or any of their respective heirs, executors, administrators, trustees, predecessors, successors, Affiliates, representatives and assigns, and anyone else purporting to act on behalf of or derivatively for any of the above, from filing, commencing, prosecuting, intervening in, participating in, or receiving any benefits or other relief from any other lawsuit, arbitration, or administrative, regulatory, or other proceeding (as well as a motion or complaint in intervention in any of the Derivative Actions if the person or entity filing such motion or complaint in intervention purports to be acting as, on behalf of, for the benefit of, or derivatively for any of the above persons or entities) or order, in any jurisdiction or forum, as to the Releasees based on or relating in any way to the Released Securities Holder/Company Claims, including the claims and causes of action, or the facts and circumstances relating thereto, in the Derivative Actions; and

b. Derivative Defendants, and anyone else purporting to act on behalf of, for the benefit of, or derivatively for any of such persons or entities, from commencing, prosecuting, intervening in, or participating in any claims or causes of action relating to the Derivative Defendants' Mutually Released Claims.

10. ***Access to Factual Information*** – Securities Holders (and their counsel) who agree to be bound by the Confidentiality Agreement (Exhibit G to the Settlement Agreement) will be provided access to the documents to which Derivative Plaintiffs and Derivative Plaintiffs' Counsel had access (including the Additional Information) for the sole purpose of assessing the proposed Settlement. Such materials will be made available (at the Securities Holder's own expense and subject to the terms of the Confidentiality Agreement) for inspection as set out in the Confidentiality Agreement for a period of no more than thirty (30) days from the date on

which a request for access is made and, in any event, no later than _____ [21 days before the date of the Fairness Hearing].   The Confidentiality Agreement is hereby incorporated into this Order and any breach of the Confidentiality Agreement shall be deemed a breach of a court order.

11.   *Objections* – Securities Holders who wish to object to the fairness, reasonableness or adequacy of the Settlement Agreement or to any term(s) of the Settlement Agreement must both serve on Derivative Plaintiffs' Counsel and Derivative Defendants' Counsel (as set out below) and file with the Court a statement of objection, which must be received by no later than _____, 2016. The Securities Holder may object on his, her or its own, or through counsel hired at his, her or its own expense. The Securities Holder's statement of objection should set out the specific reasons, if any, for each objection, including any legal support the Securities Holder wishes to bring to the Court's attention and any evidence the Securities Holder wishes to introduce in support of such objections. The statement of objection must include the caption of the Federal Action (as set out above) and the following information: (*i*) the Securities Holder's name, address, telephone number, e-mail address (if available), (*ii*) if the objection is made by the Securities Holder's counsel, the counsel's name, address, telephone number and e-mail address and (*iii*) evidence that the individual or entity making the objection (of on whose behalf the objection is being made) is and has been a Securities Holder at all relevant times.

12.   Any attorney hired by a Securities Holder for the purpose of objecting pursuant to paragraph 11 must both serve on Derivative Plaintiffs' Counsel and Derivative Defendants' Counsel (as set out below) and file with the Court a notice of appearance, which must be received by no later than _____, 2016.

13.   Attendance at the Fairness Hearing is not necessary. However, any Securities Holder who files and serves a timely written objection pursuant to paragraph 11 – and only such Securities Holders – may appear at the Fairness Hearing either in person or through personal counsel retained at his, her or its own expense. Such Securities Holders or their counsel who intend to make an appearance at the Fairness Hearing must serve on Derivative Plaintiffs' Counsel and Derivative Defendants' Counsel (as set out below) and file with the Court a notice of intention to appear, which must be received by no later than _____, 2016.

14.   Any Securities Holder that fails to comply with the requirements of paragraphs 11 through 13 of this Order shall waive and forfeit any and all rights he, she or it may have to object and/or to appear separately at the Fairness Hearing. Securities Holders do not need to appear at the hearing or take any other action to indicate their approval of the Settlement Agreement.

15.   Any Securities Holder who submits an objection to the Settlement Agreement shall be deemed to consent to the exclusive jurisdiction of this Court with respect to such objection and all issues that arise or relate to such objection, including any order issued or findings made by the Court regarding the objection.

16.   *Filing and Service of Submissions* – Any Securities Holder wishing to make a submission pursuant to paragraphs 11 through 13 of this Order must serve such submission on Derivative Plaintiffs' Counsel and Derivative Defendants' Counsel and file it with the Court as follows:

a.   the submission must be filed with the Clerk of Court for the United States District Court for the District of Connecticut, Abraham Ribicoff Federal Building, 450 Main Street, Hartford, CT 06103, and

b.   the submission must be served by facsimile email and/or next-day

(excluding Saturday or Sunday) express delivery service upon each of the following counsel:

Counsel for Federal Plaintiffs:

Brian J. Robbins
Craig W. Smith
Robbins Arroyo LLP
600 B Street, Suite 1900
San Diego, CA 92101
Tel: 619-525-3990
Fax: 619-525-3991
brobbins@robbinsarroyo.com
CSmith@robbinsarroyo.com

Counsel for FSC and Federal Defendants:

Allen W. Burton
Ross B. Galin
O'Melveny & Myers LLP
Times Square Tower
7 Times Square
New York, New York 10036
(212) 326-2000
aburton@omm.com
rgalin@omm.com

Ralph C. Ferrara
Ann M. Ashton
Proskauer Rose LLP
1001 Pennsylvania Avenue, N.W.
Suite 600 South
Washington, D.C. 20004
Telephone: (202) 416-5820
Facsimile: (202) 416-6899
rferrara@proskauer.com
aashton@proskauer.com

17.   Counsel for the Federal Settling Parties are directed to promptly inform each other

of any submission served on them (or that otherwise comes into their possession) pursuant to

paragraphs 11 through 13 of this Order.

18.   ***Papers Submitted by Federal Settling Parties Regarding the Settlement*** – The Federal Settling Parties shall file with the Court (and serve on each other) any papers they wish to submit in support of the proposed settlement by no later than _____, 2016. The Federal Settling Parties shall file with the Court (and serve on each other as well as any Securities Holder that has made a submission pursuant to paragraphs 11 through 13 of this Order) any papers they wish to submit in opposition to any such submission filed by Securities Holders by no later than _____, 2016.

19.   ***Termination of Settlement Agreement*** – This Order shall become null and void, and shall be without prejudice to the rights of the parties in this Federal Action or any other action (including the Connecticut State Action and the Delaware State Action), all of whom shall be restored (subject to Sections XII.D.9 and XIII.D.10 of the Settlement Agreement) to their respective positions existing immediately before this Court entered this Order, if (*i*) the proposed Settlement is not finally approved by the Court or the Court's approval does not become Final or (*ii*) the proposed Settlement is terminated in accordance with the terms of the Settlement Agreement or does not become effective as required by the terms of the Settlement Agreement for any other reason. In such event, the Settlement Agreement shall become null and void and of no further force and effect in accordance with its terms, and it shall not be used or referred to for any purpose whatsoever.

20.   ***Use of Order*** – This Order shall be of no force or effect if the proposed Settlement does not become Final. This Order shall not be construed or used as an admission, concession, or declaration by or against the Releasees of any fault, wrongdoing, breach or liability. Nor shall this Order be construed or used as an admission, concession or declaration by or against Derivative Plaintiffs or any other Securities Holders that their Claims lack merit or

that the relief requested in the Derivative Complaint is inappropriate, improper or unavailable, or

as a waiver by any party of any defenses or claims he, she or it might have.

21. ***Retention of Jurisdiction*** – Subject to the dispute-resolution provisions found at

Section V.C of the Settlement Agreement, this Court retains exclusive jurisdiction over the

Federal Action to consider all further matters arising out of or connected with the Settlement

Agreement, including a determination whether the proposed Settlement should be approved as

fair, reasonable and adequate and in the best interest of FSC and its shareholders, and to enter an

Order so finding.

22. ***Adjournment of Fairness Hearing*** – The Court reserves the right to continue the

Fairness Hearing without further written notice to Securities Holders or anyone else other than

the Settling Parties.

So ordered this ___ day of _____, 2016.

_____
The Honorable Robert N. Chatigny
United States District Judge

UNITED STATES DISTRICT COURT
DISTRICT OF CONNECTICUT

IN RE FIFTH STREET FINANCE CORP.	)	Lead Case No. 3:15-cv-01795-RNC
SHAREHOLDER DERIVATIVE	)	
LITIGATION	)	(Consolidated with No. 3:15-cv-01889)
	)	
	)	
This Document Relates To:	)	
	)	
All Actions	)	
	)	

NOTICE OF PROPOSED SETTLEMENT
OF SHAREHOLDER DERIVATIVE ACTION AND OF HEARING

TO: ALL PERSONS OR ENTITIES WHO HOLD OR BENEFICIALLY OWN, DIRECTLY OR INDIRECTLY, COMMON STOCK OR SECURITIES OF FIFTH STREET FINANCE CORPORATION AS OF _____, 2016

THIS NOTICE CONCERNS A PROPOSED SETTLEMENT OF THE ABOVE-CAPTIONED SHAREHOLDER DERIVATIVE LAWSUIT AND CONTAINS IMPORTANT INFORMATION ABOUT YOUR RIGHTS CONCERNING THE LAWSUIT. THIS NOTICE IS NOT AN EXPRESSION OF ANY OPINION BY THE COURT AS TO THE MERITS OF ANY CLAIMS OR DEFENSES IN THE LAWSUIT. THE STATEMENTS IN THIS NOTICE ARE NOT FINDINGS OF THE COURT.

All Fifth Street Finance Corporation ("FSC") securities holders are hereby notified that a settlement (the "Settlement") has been reached as to claims asserted in a shareholder derivative action pending in a federal court in Connecticut (the "Federal Lawsuit") on behalf of FSC against certain current and former directors of FSC, FSC's investment advisor, and current and former directors and officers of the investment advisor. The terms of proposed Settlement are set out in a Settlement Agreement that has been filed with the Court.

If approved (and the approval becomes final and no longer subject to appeal), the Settlement will release all of the claims in this lawsuit, as well as the claims in related derivative lawsuits pending in the Connecticut Superior Court for the District of Norwalk/Stamford and in the Delaware the Court of Chancery (collectively, the "State Lawsuits").

A hearing on the Settlement will be held on _____, 2016, at ___ EST (the "Fairness Hearing") before U.S. District Judge Robert N. Chatigny, in the United States District Court for the District of Connecticut, Abraham Ribicoff Federal Building, 450 Main Street, Room 228, Hartford, CT 06103.

At the Fairness Hearing, the Court will determine (*i*) whether to approve the proposed Settlement as fair, reasonable and adequate and in the best interest of FSC and its shareholders and (*ii*) whether to dismiss the Federal Lawsuit on the merits and with prejudice, enjoin the prosecution of all related claims, and release the defendants and their related individuals and entities (as defined in the Settlement Agreement) from all claims of the type asserted in the Federal Lawsuit. If the Court approves the Settlement (and if that approval becomes final and no longer subject to appeal), the plaintiffs in the State Lawsuits will ask the state courts to dismiss their lawsuits with prejudice.

The Court may, in its discretion, change the date and/or time of the Fairness Hearing without further notice to you. If you intend to attend the Fairness Hearing, you should confirm the date and time of the hearing with the Court.

SUMMARY OF THE LITIGATION

The Federal Lawsuit and the State Lawsuits (which are captioned *In re Fifth Street Finance Corp. Shareholder Derivative Litigation*, No. FST-CF16-6027659-S (Conn. Super. Ct., Stamford/Norwalk) and *In re Fifth Street Finance Corp. Stockholder Litigation*, C.A. No. 12157-VCG (Del. Ch. Ct.)) allege breaches of fiduciary duty and other violations of law arising out of FSC's relationship with its investment advisor, an affiliate of Fifth Street Asset Management Inc. ("FSAM"). The complaints allege, among other things, that certain FSC and FSAM officers and directors caused FSC to pursue reckless asset growth strategies, to employ aggressive accounting and financial reporting practices, and to pay excessive fees under FSC's investment advisory agreement with FSAM, in order to inflate the perceived value of FSAM in the lead up to FSAM's initial public filing.

On February 9, 2016, FSC disclosed that (*i*) it had placed four of its investments on non-accrual status, (*ii*) it would not pay its monthly dividend in February 2015 and would decrease its monthly dividends going forward, and (*iii*) certain of its financial metrics, including net investment income and total net assets, had declined from the previous quarter.

The complaints seek damages on behalf of FSC against FSAM, Fifth Street Management, LLC, Leonard M. Tannenbaum, Bernard D. Berman, Alexander C. Frank, Todd G. Owens, Ivelin M. Dimitrov, Steven M. Noreika, David H. Harrison, Brian S. Dunn, Douglas F. Ray, Richard P. Dutkiewicz, Byron J. Haney, James Castro-Blanco, Frank C. Meyer, Sandeep K. Khorana and Richard A. Petrocelli (collectively, the "Derivative Defendants").

This notice is intended to provide only a summary of the plaintiffs' claims. If you hold or beneficially own, directly or indirectly, common stock or securities of FSC, you should review the complaints for their full content. The complaints filed in all three lawsuits are at www._____.com.

REASONS FOR SETTLEMENT

Federal Plaintiffs and their counsel, as well as the plaintiffs in the State Lawsuits and their counsel, believe that the proposed Settlement is fair, reasonable and adequate and in the best interests of FSC and its shareholders. They reached this conclusion after considering: (*i*) the claims asserted against the Derivative Defendants and the potential defenses, (*ii*) the substantial benefits that FSC would receive from the Settlement and (*iii*) their own evaluation of the facts and circumstances that gave rise to the claims.

Derivative Defendants expressly deny that plaintiffs' claims have any merit or that pursuit of such claims would be in the best interests of FSC or its shareholders. The Individual Defendants expressly deny all assertions of wrongdoing or liability arising out of any of the conduct, statements, acts or omissions that were, could have been or could be asserted against them in the Federal Lawsuit or the State Lawsuits. FSC, in a good fair exercise of it business judgment, determined that the terms of the proposed Settlement would be in the best interests of FSC and its shareholders. As discussed below, the proposed Settlement confers substantial monetary and non-monetary benefits on FSC.

PRINCIPAL SETTLEMENT TERMS

Settlement Relief

Subject to the terms and conditions discussed in the Settlement Agreement, FSC will (*i*) implement certain changes related to its investment advisory agreement (the "Fee Enhancements") and (*ii*) adopt certain enhancements to its Board of Directors and to its policies, practices and procedures (the "Governance Enhancements").

The Fee Enhancements provide that, subject to the terms and conditions in the Settlement Agreement, FSC will obtain from its investment advisor a waiver of fees due under its investment advisory agreement in the amount of $1,000,000 for each of 10 consecutive quarters starting in January 2018. In addition, Derivative Plaintiffs' remedial demands were a substantial and material factor in FSC's reduction of the base management fee that FSC pays its investment advisor from 2% to 1.75%.

The Governance Enhancements include implementation, subject to the terms and conditions in the Settlement Agreement, of, among other things, (*i*) additional Board governance provisions (including appointment of a lead independent director, enhanced independent director requirements, creation of a Credit Risk and Conflicts Committee and enhanced equity ownership by directors), (*ii*) enhanced policies, practices and procedures regarding FSC's valuation of its investments (including enhancement to its valuation policies), (*iii*) increased disclosure of relevant issues (including executive compensation) and (*iv*) increases consultation with outside advisors and independent third parties (including in valuing FSC's investments).

The Governance Enhancements and Fee Enhancements are attached as Exhibits E and F, respectively, to the Settlement Agreement and are available at www. _____.

Release

The Settlement Agreement, if finally approved and no longer subject to appeal, will result in a release of all claims that have been, could have been or could be asserted through the Final Settlement Date by or on behalf of FSC against all of the Derivative Defendants (and related persons and entities defined in the Settlement Agreement as "Releasees") and an injunction and order barring the prosecution of any such claims against any of the Releasees. The full release (including all of its relevant definitions) is set out the Settlement Agreement, which is available at www._____.

STATUS OF SETTLEMENT

The Court issued an order (the "Preliminary Approval Order") regarding the Settlement on _____, 2016 in which it found that the proposed Settlement is within the range of possible approval and that notifying FSC's securities holders and scheduling a hearing for approval of the proposed Settlement were warranted. The Court's preliminary approval order is available at www._____.

The Court has not made (and will not make in connection with its consideration of the proposed Settlement) any determination as to the merits of any of the claims or defenses in the Federal Lawsuit or the State Lawsuits. This notice does not imply that any Derivative Defendant (or any other Releasee) would be found liable or that relief would be awarded if the Lawsuit were not being settled.

ATTORNEYS' FEES AND EXPENSES

Consistent with the substantial benefits conferred upon and expected to be conferred upon FSC and its shareholders and, subject to the Court's approval, FSC has agreed to pay or cause to be paid $5,100,000 in attorneys' fees and expenses to counsel for the Derivative Plaintiffs.

YOUR RIGHT TO OBJECT AND TO APPEAR AT THE FAIRNESS HEARING

If you agree that the proposed Settlement should be approved as fair, reasonable and adequate and in the best interests of FSC and its shareholders, you do not need to do anything. However, if you wish to object to the fairness, reasonableness or adequacy of the proposed Settlement, to any term(s) of Settlement Agreement or to any other issue relating to the Settlement Agreement, you may submit a written objection on your own (or through an attorney you hire at your own expense), and you (or your attorney, if you have hired one) may appear at the Fairness Hearing. **YOUR OBJECTION MUST BE RECEIVED BY THE COURT AND THE COUNSEL IN THE CASE BY NO LATER THAN _____.** The Preliminary Approval Order sets out the procedures that you must follow if you want to object and if you want to appear at the hearing (including the addresses for filing your objection with the Court and serving it on counsel in the case). Among other things, any objection must set out the specific reasons, if any, for each objection, including any legal support you wish to bring to the Court's attention and any evidence you wish to introduce in support of such objections. The statement of objection must include the caption of the Federal Lawsuit (which is set out above) and the following information: (*i*) your name, address, telephone number and email address (if available), (*ii*) if the objection is made by your counsel, your counsel's name, address, telephone number and email address, and (*iii*) evidence that you are and have been a FSC securities holder at all relevant times. If you do not meet the _____ deadline or follow the procedures set out in the Preliminary Approval Order, your objection(s) will not be considered by the Court, and neither you nor your attorney (if you hire one) will be allowed to appear at the Fairness Hearing. The Preliminary Approval Order is available at www._____.

PRELIMINARY INJUNCTION

Pending final determination of whether to approve the Settlement Agreement, the Court has preliminarily barred and enjoined holders of FSC's securities and individuals and entities related to them (including anyone purporting to act on behalf of or derivatively for any of them) from filing, commencing, prosecuting, intervening in, participating in or receiving any benefits or other relief from, any other lawsuit, arbitration or administrative, regulatory or other proceeding (as well as filing a complaint in intervention in any such proceeding in which the person or entity filing the complaint in intervention purports to be acting on behalf of or derivatively for any of the above) against any Releasees in any jurisdiction based on or relating to claims that will be released or barred by the Settlement Agreement if the Court approves it (including all claims that may be brought in a derivative capacity on behalf of FCS). The terms of the preliminary injunction are set out in the Preliminary Approval Order, which is available at www._____.

QUESTIONS REGARDING THE PROPOSED SETTLEMENT

Please do not write or telephone the Court about the proposed Settlement Agreement.
If you have any questions, you should contact the plaintiffs' counsel at Robbins Arroyo LLP at _____.

September 2016   BY ORDER OF THE COURT:

                                                 _____
                                                 THE HONORABLE ROBERT N. CHATIGNY

EXHIBIT C

UNITED STATES DISTRICT COURT
DISTRICT OF CONNECTICUT

IN RE FIFTH STREET FINANCE CORP.	)	**Lead Case No. 3:15-cv-01795-RNC**
SHAREHOLDER DERIVATIVE	)	
LITIGATION	)	**(Consolidated with No. 3:15-cv-01889)**
	)	
	)	
This Document Relates To:	)	
	)	
All Actions	)	
	)	

[PROPOSED] ORDER APPROVING SETTLEMENT

WHEREAS, the Federal Plaintiffs[1] in the above captioned Federal Action, the nominal

defendant Fifth Street Finance Corp. ("FSC") and the Derivative Defendants have reached a

proposed Settlement of all claims that have been, could have been or could be alleged in the

Federal Action; and

WHEREAS, the Connecticut State Plaintiffs and the Delaware State Plaintiffs are also

parties to the proposed Settlement and have settled all claims that have been, could have been or

could be alleged in the related Connecticut State Action and Delaware State Action; and

WHEREAS, on _____, 2016, based upon a review of the Stipulation of

Settlement (with its exhibits, the "Settlement Agreement") executed by the Settling Parties, the

Court entered an Order Preliminarily Approving Settlement, Directing Notice to Securities

Holders, and Setting Hearing for Final Approval of Settlement (the "Preliminary Approval

Order") in which the Court ordered, among other things, that (*i*) Notice be provided to Securities

Holders, (*ii*) a Fairness Hearing be scheduled for _____, 2016; and

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[1]   As further set out in paragraph 1 of this Order, capitalized terms not defined in this Order, shall be defined as set out in the Stipulation of Settlement.

(*iii*) Securities Holders be provided with an opportunity to object to the proposed Settlement and to appear at the Fairness Hearing; and

WHEREAS the Court held a Fairness Hearing on _____, 2016 to determine, among other things, whether to approve the Settlement Agreement; and

WHEREAS the Court received submissions and heard argument at the Fairness Hearing from Derivative Plaintiffs' Counsel and Derivative Defendants' Counsel;

NOW, THEREFORE, based upon the written submissions of the Settling Parties, the arguments at the Fairness Hearing, the comments and arguments made by objectors to the Settlements and other materials of record in this Federal Action, it is hereby ORDERED, ADJUDGED AND DECREED as follows:

1.   ***Incorporation of Settlement Agreement*** – This Order Approving Settlement (the "Order") incorporates and makes a part hereof the July 26, 2016 Settlement Agreement, including its defined terms. To the extent definitions for any defined terms do not appear in this Order, the Court adopts and incorporates the definitions in the Settlement Agreement.

2.   ***Jurisdiction*** – The Court has personal jurisdiction over all Securities Holders of FSC in connection with the claims that were, could have been or could be asserted in this Federal Action, and has subject-matter jurisdiction over the Federal Action, including jurisdiction to, among other things, approve the Settlement Agreement and dismiss the claims in this Federal Action with prejudice.

3.   ***Adequacy of Federal Plaintiffs and Federal Plaintiffs' Counsel*** – Pursuant to Federal Rule of Civil Procedure 23.1, Federal Plaintiffs and Federal Plaintiffs' Counsel have fully and adequately represented the other Securities Holders and FSC's interests for purposes of entering into and implementing the Settlement Agreement and the proposed Settlement.

4.   ***Proof of Notice*** – The Federal Settling Parties filed with the Court adequate proof regarding publication of the Notice materially consistent with directives in the Preliminary Approval Order.

5.   ***Notice to Securities Holders*** – The Court finds that the Notice provided to Securities Holders regarding the Settlement Agreement was simply written and readily understandable and that the Notice and notice methodology (*i*) constituted the best practicable notice, (*ii*) were reasonably calculated, under the circumstances, to apprise Securities Holders of the pendency of this Federal Action and related litigation (including the Connecticut State Action and the Delaware State Action), the claims asserted, the terms of the proposed Settlement, and Securities Holders' right to object to the proposed Settlement and to appear at the Fairness Hearing, (*iii*) were reasonable and constituted due, adequate and sufficient notice to all persons entitled to receive notice and (*iv*) met all applicable requirements of the Federal Rules of Civil Procedure, the United States Constitution (including the Due Process Clause), the Rules of this Court, and any other applicable law.

6.   ***Settlement Approval*** – The terms and provisions of this Settlement Agreement have been entered into in good faith and under the auspices of an experienced mediator, who has filed a submission in support of the proposed Settlement. The terms and provisions of the Settlement Agreement are hereby fully and finally approved as fair, reasonable and adequate as to, and in the best interests of, FSC and its Securities Holders, and in full compliance with all applicable requirements of the Federal Rules of Civil Procedure, the United States Constitution (including the Due Process Clause), the Rules of the Court and any other applicable law.

7. ***Implementation of the Settlement Agreement*** – The Settling Parties and their counsel are directed to implement and consummate the Settlement Agreement according to its terms and conditions.

8. ***Binding Effect*** – The Settlement Agreement and this Order shall be forever binding on the Releasors and Releasees as to all claims and issues that have been, could have been or could be raised in the Derivative Actions against the Releasees, and as to all Released Settlement Claims against the Releasors and Releasees. As to all such claims and issues, the Order shall have *res judicata* and other preclusive effect in all pending and future lawsuits or other proceedings maintained by or on behalf of FSC.

9. ***Releases and Waivers*** – The Release set forth in Section VI of the Settlement Agreement and its relevant definitions are expressly incorporated herein in all respects and shall be deemed a part of this Order as if fully set forth herein. The Release shall be effective as of the Final Settlement Date. The Settling Parties agree and acknowledge that the provisions of the Release together constitute essential terms of the Settlement Agreement. Nothing herein shall in any way impair or restrict the rights of any Settling Party to enforce the terms of the Settlement Agreement or this Order.

10. ***Permanent Injunction*** – Subject to the reservations set out in Section VI.A.5 of the Settlement Agreement, the Court hereby permanently bars and enjoins:

    a. Derivative Plaintiffs, all other Securities Holders, FSC (whether acting on its own behalf or by and through its shareholders, or any of them), or any of their respective heirs, executors, administrators, trustees, predecessors, successors, Affiliates, representatives and assigns, and anyone else purporting to act on behalf of or derivatively for any of the above, from filing, commencing, prosecuting, intervening in, participating in, or receiving any benefits or other relief from any other lawsuit, arbitration, or administrative, regulatory, or other proceeding (as well as a motion or complaint in intervention in any of the Derivative Actions if the person or entity filing such motion or complaint in intervention purports to be acting as, on behalf of, for the benefit of, or derivatively for any of the above persons or entities) or order, in any jurisdiction or forum, as to the Releasees based on or relating in any way to the Released Securities Holder/Company Claims, including the claims and causes of action, or the facts and circumstances relating thereto, in the Derivative Actions; and

   b. Derivative Defendants, and anyone else purporting to act on behalf of, for the benefit of, or derivatively for any of such persons or entities, from commencing, prosecuting, intervening in, or participating in any claims or causes of action relating to the Derivative Defendants' Mutually Released Claims.

  11. *Complete Bar Order* – Subject to the reservations set out in Section VI.A.5 of the Settlement Agreement, the Court hereby enters the following bar:

   a. Any and all persons and entities are permanently barred, enjoined, and restrained from commencing, prosecuting, or asserting any Claim against any Releasee arising under any federal, state or foreign statutory or common-law rule, however styled, whether for indemnification or contribution or otherwise denominated, including Claims for breach of contract or for misrepresentation, where the Claim is or arises from a Released Securities Holder/Company Claim and the alleged injury to such person or entity arises from that person's or entity's alleged liability to FSC, including any Claim in which a person or entity seeks to recover from any of the Releasees (*i*) any amounts that such person or entity has or might become liable to pay to FSC and/or (*ii*) any costs, expenses, or attorneys' fees from defending any Claim by FSC. All such Claims are hereby extinguished, discharged, satisfied and unenforceable, subject to a hearing to be held by the Court, if necessary. The provisions of this paragraph 11.a are intended to preclude any liability of any of the Releasees to any person or entity for indemnification, contribution or otherwise on any Claim that is or arises from a Released Securities Holder/Company Claim and where the alleged injury to such person or entity arises from that person's or entity's alleged liability to FSC; *provided however*, that if FSC or any Securities Holder on behalf of FSC obtains any judgment against any such person or entity based upon, arising out of or relating to any Released Securities Holder/Company Claim for which such person or entity and any of the Releasees are found to be jointly liable, that person or entity shall be entitled to a credit of an amount that corresponds to the percentage of responsibility of the applicable Releasee(s) for the loss to FSC;

b. Each and every Releasee is permanently barred, enjoined, and restrained from commencing, prosecuting, or asserting any Claim against any other person or entity (including any other Releasee) arising under any federal, state or foreign statutory or common-law rule, however styled, whether for indemnification or contribution or otherwise denominated, including Claims for breach of contract and for misrepresentation, where the Claim is or arises from a Released Securities Holder/Company Claim and the alleged injury to such Releasee arises from that Releasee's alleged liability to FSC, including any Claim in which any Releasee seeks to recover from any person or entity (including another Releasee) (*i*) any amounts any such Releasee has or might become liable to pay to FSC and/or (*ii*) any costs, expenses, or attorneys' fees from defending any Claim by or on behalf of FSC. All such Claims are hereby extinguished, discharged, satisfied and unenforceable.

c. Each and every Derivative Defendant is permanently barred, enjoined, and restrained from commencing, prosecuting, or asserting any Claim against any other Derivative

Defendant arising under any federal, state or foreign statutory or common-law rule, however styled, where the Claim is or arises from a Derivative Defendants' Mutually Released Claim. All such Claims are hereby extinguished, discharged, satisfied and unenforceable.

d.   Notwithstanding anything stated in the Complete Bar Order, if any person or entity (for purposes of this paragraph 11.d, a "petitioner") commences against any of the Releasees any action either (*i*) asserting a Claim that is or arises from a Released Securities Holder/Company Claim and where the alleged injury to such petitioner arises from that petitioner's alleged liability to FSC or (*ii*) seeking contribution or indemnity for any liability or expenses incurred in connection with any such Claim, and if such action or Claim is not barred by a court pursuant to this paragraph 11.d or is otherwise not barred by the Complete Bar Order, neither the Complete Bar Order nor the Settlement Agreement shall bar Claims by that Releasee against (*a*) such petitioner, (*b*) any person or entity who is or was Controlled by, Controlling, or under common Control with the petitioner, whose assets or estate are or were Controlled, represented, or administered by the petitioner, or as to whose Claims the petitioner has succeeded, and (*c*) any person or entity that participated with any of the preceding persons or entities described in items (*a*) and (*b*) of this paragraph 11.d in connection with the assertion of the Claim brought against the Releasee(s); *provided however*, that nothing in the Complete Bar Order or Settlement Agreement shall prevent the Settling Parties from taking such steps as are necessary to enforce the terms of the Settlement Agreement.

e.   Derivative Plaintiffs and all other Securities Holders will use reasonable efforts, in settling with any other person or entity any Claim based upon, arising out of or relating to the Derivative Actions or any of the Released Securities Holder/Company Claims that the person or entity might have against any of the Releasees, to obtain from such person or entity a release of any and all such Claims.

f. If any term of this Complete Bar Order is held to be unenforceable after the date of entry, such provision shall be substituted with such other provision as may be necessary to afford all of the Releasees the fullest protection permitted by law from any Claim that is based upon, arises out of or relates to any Released Securities Holder/Company Claim or any Derivative Defendants' Mutually Released Claim, as applicable.

12. *No Admissions* – None of the Settlement Agreement, this Order, any of the provisions of the Settlement Agreement, the negotiation of the Settlement Agreement, the statements or court proceedings relating to the Settlement Agreement, any document referred to in this Order, any action taken to carry out this Order, or any prior Orders in this Federal Action shall be (*i*) construed as, offered as, received as, used as or deemed to be evidence of any kind in this Federal Action, the Connecticut State Action, the Delaware State Action or any other judicial, administrative, regulatory or other proceeding or action or (*ii*) construed as, offered as, received as, used as, or deemed to be evidence of an admission or concession of any liability or wrongdoing whatsoever on the part of any person or entity, including, without limitation, FSC and the Derivative Defendants; *provided however*, that this Order and the Settlement Agreement may be used as evidence of the terms of the Settlement Agreement or to enforce the provisions of this Order and the Court's Judgment or the Settlement Agreement; *provided further* that this Order and the Settlement Agreement may be filed in any action against or by FSC or other Releasees to support a defense of *res judicata*, collateral estoppel, release, waiver, good-faith settlement, judgment bar or reduction, full faith and credit or any other theory of claim preclusion, issue preclusion or similar defense or counterclaim.

13.   ***Enforcement of Settlement*** – Nothing in this Order shall preclude any action to enforce the terms of the Settlement Agreement.

14.   ***Payment to Derivative Plaintiffs' Counsel*** – Consistent with the substantial benefits conferred upon and expected to be conferred upon FSC and its shareholders, FSC shall pay or cause to be paid to Derivative Plaintiffs' Counsel $ _____. Such payment shall be made pursuant to the terms and conditions set out in Section VII of the Settlement Agreement.

15.   ***Modification of Settlement Agreement*** – The Settling Parties are hereby authorized, without further notice to or approval by the Court, to agree to and adopt such amendments, modifications and expansions of the Settlement Agreement and its implementing documents (including all exhibits to the Settlement Agreement) that are not materially inconsistent with this Approval Order or the Judgment and do not limit the rights of Derivative Plaintiffs, any other Securities Holders, FSC, Derivative Defendants or any other Releasees or Releasors under the Settlement Agreement.

16.   ***Findings of Good Faith*** – The Court finds that the Complaints were filed as to all defendants (including FSC as a nominal defendant) on a good-faith basis and in accordance with Rule 11 of the Federal Rules of Civil Procedure based upon all publicly available information. The Court finds that all parties to this Federal Action and their counsel have acted in good faith and have complied with each requirement of Rule 11 with respect to all proceedings herein.

17.   ***Dismissal of Federal Action*** – The claims asserted against the Releasees in this Federal Action and any and all other actions consolidated into the Federal Action are hereby dismissed on the merits and with prejudice, without fees or costs to any party except as otherwise provided in this Order and in the Settlement Agreement.

18.   ***Entry of Judgment*** – There is no just reason to delay the entry of this Order and

the Judgment, and immediate entry by the Clerk of Court is expressly directed pursuant to

Federal Rule of Civil Procedure 54(b).

So ordered this _____ day of _____, 2016.

_____
The Honorable Robert N. Chatigny
United States District Judge

UNITED STATES DISTRICT COURT
DISTRICT OF CONNECTICUT

IN RE FIFTH STREET FINANCE CORP.	)	**Lead Case No. 3:15-cv-01795-RNC**
SHAREHOLDER DERIVATIVE	)	
LITIGATION	)	**(Consolidated with No. 3:15-cv-01889)**
	)	
	)	
This Document Relates To:	)	
	)	
All Actions	)	
	)	

[PROPOSED] JUDGMENT

1.   Consistent with the terms of the Approval Order[1] entered on _____ __, 2016 (the "Order"), the settlement of this Federal Action on terms set forth in the Federal Settling Parties' July 26, 2016 Stipulation of Settlement, including all exhibits (collectively, the "Settlement Agreement"), is approved as fair, reasonable and adequate and consistent with and in compliance with all applicable requirements of the Federal Rules of Civil Procedure, the United States Constitution (including the Due Process Clause), the Rules of this Court, and any other applicable law, and in the best interests of Fifth Street Finance Corp. ("FSC") and its shareholders.

2.   The Court finds no reason for delay in entering the Judgment as FSC and the Derivative Defendants in accordance with the terms of the Settlement Agreement and the Order.

3.   The claims as to the Derivative Defendants are dismissed on the merits and with prejudice according to the terms of the Settlement Agreement (including the Release) and the Approval Order, without fees or costs to any party except as provided therein.

4.   The Release set forth in Section VI of the Settlement Agreement and its relevant

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[1]   Capitalized terms not defined in this Judgment shall be defined as set out in the Stipulation of Settlement.

definitions are expressly incorporated herein in all respects and shall be deemed a part of this Judgment as if fully set forth herein.

5. The permanent injunctions and Complete Bar in the Order shall be effective as to all persons and entities identified in them as set out in the Order.

6. The Court has jurisdiction to enter this Judgment. Without in any way affecting the finality of this Judgment or the Order, and subject to the dispute-resolution provisions found at Section V.C of the Settlement Agreement, this Court expressly retains exclusive and continuing jurisdiction over the Settlement Agreement, the Settling Parties, all Securities Holders and all Releasees to adjudicate all issues relating to this Settlement Agreement, including, without limitation, any issues relating to this Judgment; *provided however*, that nothing in this paragraph 6 shall restrict the ability of the Settling Parties to exercise their rights under paragraph 15 of the Approval Order. Any action arising under or to enforce the Settlement Agreement, the Approval Order or this Judgment shall be commenced and maintained only in this Court.

7. JUDGMENT in this Federal Action is hereby entered with respect to FSC and the Derivative Defendants in accordance with Federal Rule of Civil Procedure 58. The Clerk of Court is respectfully directed to mark this case closed.

Entered this _____ day of _____, 2016.

_____
The Honorable Robert N. Chatigny
United States District Judge

Subject to the terms of the Settlement[1] (as set out in Section V.A of the Settlement Agreement), the Board will adopt, implement and maintain the following Governance Enhancements.

I.   GOVERNANCE AND OVERSIGHT ENHANCEMENTS

     A.   New Independent Directors

          1.   FSC will propose at least one new independent director in or before the first eligible proxy following the Final Settlement Date, which shall be the first proxy that is due no less than sixty (60) days following the Final Settlement Date (the "First Eligible Proxy"); *provided* that, if only one such independent director is proposed in or before the First Eligible Proxy, then a second new independent director will be proposed in the first proxy following the First Eligible Proxy.

     B.   Independent Expert for Identifying Independent Directors

          1.   The Nominating and Corporate Governance Committee of the Board shall retain an independent expert to assist it in identifying and nominating the independent directors to be added to the Board pursuant to Section I.A of this Exhibit E.

     C.   Shareholder Input Regarding Director Nominees

          1.   FSC will amend the charter for its Nominating and Corporate Governance Committee charter to allow any shareholder to suggest director nominees to such Committee and to require such Committee to consider all such suggestions in connection with the nomination of new directors.

          2.   The modified charter will be published on FSC's website.

     D.   Lead Director

          1.   If FSC's Chairman is not an independent director, then the Board shall appoint a Lead Independent Director.

          2.   The Lead Independent Director's responsibilities shall be as follows:

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1.   All capitalized terms not defined in this Exhibit E shall have the same definition as contained in the Stipulation of Settlement.

a.   Chair all meetings of the Board when the Chairman is not present;

b.   Chair executive session meetings;

c.   Set agendas for executive session meetings with input from FSC's independent directors; and

d.   Serve as a liaison between FSC's independent directors and the Chairman and CEO.

3.   In addition to the responsibilities set out in Section I.D.2 of this Exhibit E, the Chairman shall provide a draft agenda for full Board meetings to the Lead Independent Director before finalizing and the Lead Independent Director can propose additional agenda items.

E.   Equity Ownership by Board Members

1.   Subject to Sections I.E.2, I.E.3 and I.E.4 of this Exhibit E, each member of the Board must own FSC common stock the market value of which is equal to or exceeds the annual compensation paid to him or her in the prior year.

2.   Regarding independent directors, each such director will have a reasonable time (as described in Section I.E.4 of this Exhibit E) to accumulate the required equity ownership, during which period such director will be paid annual compensation either (*i*) if permitted by the SEC and as long as FSC is able to issue stock without shareholder approval, fifty percent (50%) in FSC common stock and fifty percent (50%) in cash or (*ii*) one hundred percent (100%) in cash with an agreement that such independent directors will use fifty percent (50%) of such cash payment to purchase FSC common stock in the market.

3.   Regarding management directors, each such director will have a reasonable time (as described in Section I.E.4 of this Exhibit E) to accumulate equity ownership in an amount equal to what his/her compensation would be if he/she were an independent director and paid annual compensation for service on the Board; *provided* that the amount of compensation the management director earns as an executive officer will not be included in determining the amount of equity he/she has to acquire under this Section I.E.3 of this Exhibit E.

4. Respecting both Sections II.E.2 and II.E.3 of this Exhibit E, the reasonable time pursuant to which a director must acquire the required equity shall be as follows:

   a. By the end of the first year that an individual is a director on the Board, he/she shall have acquired at least twenty-five percent (25%) of the equity required;

   b. By the end of the second year that an individual is a director on the Board, he/she shall have acquired at least fifty percent (50%) of the equity required; and

   c. By the end of the third year that an individual is a director on the Board, he/she shall have acquired one hundred percent (100%) of the equity required.

5. This Section I.E of this Exhibit E shall be implemented within thirty (30) days following Final Settlement Date.

F. Public Disclosure of Executive Compensation

1. FSC will publicly disclose in its SEC filings at least annually the total compensation paid, including compensation paid by FSAM or any of its Affiliates, to FSC's Chief Executive Officer, President and Chief Finance Officer.

2. This Section I.F of this Exhibit E shall be implemented in the First Eligible Proxy.

G. Director Independence

1. At least two-thirds (⅔) of the members of the Board shall be independent directors.

2. In addition to meeting all NASDAQ independence requirements and not being an "interested person" of FSC as defined in the 1940 Act, each independent director shall meet the following requirements:

   a. He/she shall not have been employed by, or received compensation from (other than compensation as a director), FSC, its subsidiaries, Affiliates, or its investment advisor (including FSAM) or its investment advisor's Affiliates within the last three (3) years; and

b. He/she shall not have an interest in excess of two hundred fifty thousand dollars ($250,000), or serve as an executive, director, employee, consultant, or advisor in any business venture in which Leonard Tannenbaum has a Controlling Interest or serves as an executive officer.

3. FSC will modify its Corporate Governance Policy to formalize its policy of prohibiting FSC's independent directors from acquiring any FSAM securities.

H. Valuation Policy and Process

1. FSC shall make its Valuation Policy public and maintain the policy at all times on FSC's website, and any material changes to the Valuation Policy shall be disclosed by posting the revised Policy on FSC's website, except as to those specific elements of the policy that FSC's independent directors determine are unique, proprietary and valuable, and the disclosure of which would jeopardize FSC's investment strategies or competitiveness.

2. The Valuation Policy shall be modified to formalize the practice pursuant to which any investment that is placed on the Watchlist shall be overseen by the head of the Portfolio Management Team, to whom the Senior Account Manager shall report.

3. This Section I.H of this Exhibit E shall be implemented within thirty (30) days following the Final Settlement Date.

I. Engagement of Independent Valuation Firms

1. To the extent FSC is entitled to retain independent valuation firms for particular investments, independent valuation firms will be retained to value particular investments for up to a two-year period; *provided* that, at the end of the two-year period (or at the time the first rotation occurs), the retained firm will not be eligible to be retained for the investments it has valued in the prior two-year period until two years have passed, but will be eligible to be retained for other FSC investments it has not valued in the prior two years. This requirement will not apply to independent valuation firms that are retained by others involved in the investment, such as the lender, the sponsor or a co-investor.

2. This Section I of this Exhibit E shall be implemented within two fiscal (2) quarters following the Final Settlement Date.

J.   Annual Audit Committee Evaluation of Independent Evaluation Firms

1.   At least annually, the Audit Committee of the Board shall conduct an evaluation of each independent valuation firm's work and performance with respect to valuations of FSC's portfolio companies and investments, including an evaluation of the accuracy of each firm's estimates in light of actual performance. The Audit Committee shall report its findings and recommendations to the full Board regarding each firm's performance and whether to retain or replace a particular firm. The Board's deliberations and decisions with respect to the Audit Committee's recommendation shall be reflected in minutes and/or resolutions adopted and/or approved by the Board.

K.   Consideration of Independent Valuation Firms' Valuations

1.   In connection with the Company's quarterly valuation process, the Audit Committee and the entire Board shall be apprised of the valuations of the independent firm for the quarter and shall be provided with all supporting documentation underlying and/or other information necessary to meaningfully analyze each firm's valuations. In the event that a preliminary valuation by FSC's Finance Department differs materially from the valuation of the independent valuation firm, the Finance Department shall submit a written report to the Audit Committee describing in detail: (*i*) the Finance Department's justification for the valuation in light of the materially different valuation by the independent valuation firm and (*ii*) the reasons why the Finance Department believes the valuation by the independent firm is inaccurate.

2.   The Audit Committee, after reviewing the internally-prepared Valuation Report and accepting, amending or rejecting such report as the Audit Committee deems appropriate, will make recommendations to the full Board as to the fair value of each investment. The Board will then meet to discuss the valuation recommendations and, in good faith, determine the fair value of each investment.

3.   For purposes of this Section I.K of this Exhibit E, materiality will be triggered if the following conditions are met: (*i*) the difference between the internal and external valuation is greater than five percent (5%) for debt investments and ten percent (10%) for equity investments, (*ii*) the independent valuation firm's valuation is lower

than the internal valuation and (*iii*) the fair value of the investment is greater than five million dollars ($5,000,000).

L.   Public Disclosure of Material Difference Between Independent Valuation Firms' Conclusions and FSC's Internal Valuations

    1.   FSC shall publish material differences between all independent valuation firms' valuations and the Finance Department's valuations, the Audit Committee's resolution of such differences, and the basis for the Audit Committee's resolution of differences.

    2.   For purposes of this Section I.L of this Exhibit E, materiality will be triggered if the following conditions are met: (*i*) the difference between the internal and external valuation is greater than five percent (5%) for debt investments and ten percent (10%) for equity investments, (*ii*) the independent valuation firm's valuation is lower than the internal valuation and (*iii*) the fair value of the investment is greater than five million dollars ($5,000,000).

M.   Creation of Board-Level Credit Risk and Conflicts Committee

    1.   The Board shall create a Credit Risk and Conflicts Committee of the Board.

    2.   The membership and responsibilities of the Credit Risk and Conflicts Committee, including its retention of an independent external advisor to assist it in carrying out its oversight responsibilities, shall be as set out in the charter for such Committee, which charter shall be substantially and materially in the form set out as Attachment 1 to this Exhibit E.

N.   Conflicts Policy

    1.   FSC shall adopt a formal conflicts policy sufficient to ensure the absence, or proper management and mitigation, of any actual or potential conflicts affecting members of FSC's Board, particularly potential conflicts relating to FSAM and any other related entity.

O.   Outside Counsel

    1.   FSC's independent directors will retain outside counsel that is independent, with no relationships to FSAM or any of its Affiliates. The independent directors (including in their roles as members of Board Committees) shall consult with such independent counsel on

the following topics: (*i*) the Advisory Agreement, (*ii*) related party transactions, (*iii*) change of Control, (*iv*) compliance with the Enhancements, (*v*) consideration of whether to amend, modify or suspend any of the Enhancements, (*vi*) indemnification issues and (*vii*) any other topics respecting which the independent directors determine they need counsel.

2.   This Section I.O of this Exhibit E shall be implemented within thirty (30) days following the Final Settlement Date.

FIFTH STREET FINANCE CORP.

RISK AND CONFLICTS COMMITTEE CHARTER

The Board of Directors ("Board") of Fifth Street Finance Corp. ("FSC" or the "Company") has determined that the Risk and Conflicts Committee shall assist the Board in fulfilling certain of the Board's responsibilities. The Board hereby adopts this charter ("Charter") to establish the governing principles of the Risk and Conflicts Committee ("Committee").

I.   PURPOSE

The purpose of the Committee is to serve as an independent and objective party to assist the Board in fulfilling its oversight responsibilities in connection with the Company's (*i*) management of its credit risk and (*ii*) consideration of conflicts of interest by overseeing and monitoring:

1. The Company's investment policy, which shall be prepared and updated as appropriate by Company management and reviewed by independent outside counsel retained by the directors of the Company who are not interested persons, as defined in the Investment Company Act of 1940, as amended (the "1940 Act"), and are independent for purposes of the NASDAQ Listing Rules, and also (*i*) have not been employed by, or received compensation from, the Company, its subsidiaries, affiliates, or its investment advisor (including FSAM) or affiliate thereof (as defined by the 1940 Act), within the last three calendar years or (*ii*) do not have an interest worth in excess of $250,000, or serve as an executive, director, employee, consultant, or advisor, in any business venture in which Leonard Tannenbaum has a controlling interest (as defined by the 1940 Act) or serves as an executive officer (the "Independent Directors").

2. The Company's processes and controls for originating, approving, monitoring and valuing its investment, including ensuring that such processes and controls are responsive to changes in internal and external factors affecting the level of credit risk in the Company's portfolio; *provided* that the Committee shall not be expected to engage in any negotiations with respect to individual investments. Such negotiation matters are the responsibility of the Company's investment adviser, which shall have the responsibility of negotiating the terms of all transactions, and managing the Company's investments through all stages of portfolio management (including calculating preliminary fair values on a quarterly basis for all investments).

3. The Company's processes and controls for ranking its investments pursuant to the Company's investment ranking scale, including ensuring that such practices result in accurate and reasonable ratings.

4. The Company's Conflicts Policy, which shall be prepared and updated as appropriate by Company management and reviewed by independent outside counsel retained by the Independent Directors. Notwithstanding the foregoing, the Committee shall not be responsible for assuring the Company's compliance with laws and regulations or compliance with the Company's Code of Ethics or Code of Business Conduct and Ethics. The primary responsibility for assuring such compliance is allocated among management, the Company's investment adviser and/or the Audit Committee of the Board.

5. The compliance by the Company with respect to its processes and controls applicable to the matters described in paragraphs I.1-.4.

The Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in Section II of this Charter.

II. RESPONSIBILITIES AND DUTIES

To carry out its purposes, the responsibilities of the Committee shall be as follows:

A. General Responsibilities

1. Maintain open communications with management and representatives of the Company's investment adviser, including portfolio management personnel, relevant external advisers and the full Board with respect to all relevant issues.

2. Meet separately on at least a quarterly basis with management and relevant external advisers to discuss any matters warranting attention by the Committee.

3. Regularly report Committee actions to the Board and make recommendations relevant to the matters within the Committee's purview as the Committee deems appropriate.

4. Review and assess the adequacy of the Committee's Charter at least annually and recommend any changes to the full Board and review annually the Committee's performance.

5.   Take other actions required of the Committee by law, applicable regulations, or as assigned from time to time by the Board.

B.   Credit Risk Responsibilities

1.   Review the quarterly valuation reports prepared by the Company's investment adviser, focusing on those investments that received an investment ranking below 2 on the Company's investment ranking scale and/or are on the Company's Watchlist, and discuss with management and the Company's investment adviser the principal factors that led to each investment receiving an investment ranking below 2 and/or being placed on the Watchlist.

2.   To the extent investments were renegotiated in a quarter to modify cash interest or payment-in-kind interest terms, discuss with management and the Company's investment adviser the principal factors that led to each investment being renegotiated.

3.   Based on the review and discussions undertaken pursuant to Sections II.B.1 and II.B.2, discuss with the Company's investment adviser and, as the Committee deems appropriate, external advisers whether the investment ranking utilized by the Company's investment adviser appropriately evaluates the risk attributable to the Company's investments or warrants modification.

4.   Based on the review and discussions undertaken pursuant to Sections II.B.1 and II.B.2, discuss with the Company's investment adviser and, as the Committee deems appropriate, external advisers whether the Company's investment policy appropriately addresses credit risk issues or should be modified.

5.   Review and discuss with the Company's investment adviser and, as the Committee deems appropriate, external advisers at least annually whether the Company's processes and controls for originating, approving, monitoring, ranking and valuing its investments warrant modification.

6.   Review and discuss with the Company's investment adviser on at least an annual basis the investment adviser's risk assessment report.

C.   Conflicts Responsibilities

1.   Review and discuss with management and the Company's investment adviser at least quarterly any transactions undertaken, or proposed to be undertaken, with affiliated persons or entities, including any such

transactions deemed to be related party transactions under GAAP, and for all such transactions review the terms and conditions of such transactions and whether such transactions (*i*) are consistent with the Company's processes and controls for addressing potential conflicts of interest and related party transactions, (*ii*) are in the best interests of the Company and its shareholders, (*iii*) are consistent with the requirements of the 1940 Act and (*iv*) should be approved.

2.   Review and discuss with management and, as the Committee deems appropriate, external advisers at least annually whether the Company's processes and controls for addressing potential conflicts of interest and related party transactions warrant modification.

3.   To the extent management or the Company's investment adviser proposes to enter into a transaction in which FSAM has interests that may potentially conflict with those of the Company, the Committee (or if it deems appropriate the non-conflicted members of the Board) shall review and determine whether the transaction (*i*) is in the best interests of the Company, and its shareholders, (*ii*) is consistent with the requirements of the 1940 Act, and (*iii*) should be approved.

4.   To the extent the Committee deems it appropriate that the non-conflicted members of the Board review and determine whether to approve the Company's entry into a transaction with FSAM where FSAM has interests that conflict with those of the Company, the Committee shall make recommendations to the non-conflicted members of the Board whether to approve the transaction, including whether entry into the transaction is in the best interests of the Company and its shareholders and is consistent with the requirements of the 1940 Act.

5.   Review recommendations made by the Company's investment adviser regarding any investment proposed to be entered into by the Company as well as other vehicles managed by the Company's investment adviser or any of its affiliates, including discussions with the investment adviser regarding the factors underlying its recommendation and its determination that the proposed investment meets the conditions set forth in the co-investment exemptive relief order granted to the Company, its affiliates and their respective investment advisers by the Securities and Exchange Commission (the "Exemptive Relief Order").

6.   Based on the review and discussions undertaken under Section II.C.5, and, subject to the conditions set forth in the Exemptive Relief Order, make the

required conclusions set forth in the Exemptive Relief Order for such investment.

7. Review and discuss with management and, as the Committee deems appropriate, external advisers at least annually whether the Company's Investment Allocation Policy warrants modification.

D. <u>Responsibilities Regarding Potential Engagement of External Advisers</u>

1. Determine whether, in its sole discretion, the Committee should retain an independent external adviser to assist the Committee in carrying out the responsibilities described in this Charter. In determining whether to retain an independent external adviser, the Committee may consider whether independent outside counsel retained by the independent members of the Board may fulfill the role of external adviser under this Charter.

2. If an external adviser is retained (including if independent outside counsel retained by the independent members of the Board is fulfilling the role of the external adviser as discussed in this Charter),

   a. Review and discuss with the external adviser in executive session at least quarterly significant risks facing the Company with respect to its investments and consider any material exceptions to or deviations from the Company's Investment Policy that occurred during the preceding quarter and management justifications for such deviations (including any significant differences between internal valuations and valuations of independent valuation firms);

   b. Review and discuss with the external adviser in executive session at least annually the Company's processes and controls for originating, approving, monitoring and valuing its investments and whether such processes and controls adequately address credit risk issues; and

   c. Review and discuss with the external advisor in executive session at least annually the Company's compliance with the Conflicts Policy.

E. <u>Responsibilities Regarding Disclosure</u>

1. After reviewing and discussing the preliminary valuation report with the Company's investment adviser, provide comments as the Committee deems appropriate to the Audit Committee respecting any recommendations the Committee has regarding disclosure of material financial and credit risk.

2. Review drafts of management's discussion and analysis regarding financial and credit risks and provide to the Audit Committee any recommendations the Committee has regarding the discussion of material financial and credit risk in MD&A.

In discharging its responsibilities under this Section II, the Committee shall have the authority, to the extent it deems necessary or appropriate, to retain independent legal, valuation or other advisors in addition to the external adviser described in Section II.D. The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation to any such advisers (including the external adviser), and for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

III. COMMITTEE MEMBERSHIP

The Committee shall be comprised of that number of directors as the Board shall determine from time to time, such number not to be less than three (3). All members of the Committee shall be Independent Directors and at least two members of the Committee shall have experience with any of the following:

     a. Private investment funds,

     b. Investment banks,

     c. Business development companies,

     d. Level 3 investments and/or

     e. Managing distressed companies.

The members of the Committee shall be appointed by the Board annually or until their successors shall be duly appointed and qualified. Unless a Chair is appointed by the full Board, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

IV. MEETINGS

The Committee shall meet as often as it determines to be appropriate, but not less frequently than four times each fiscal year. Meetings may be called by the Chair of the Committee or the Chair of the Board. All meetings of and other actions by the Committee shall be held or otherwise taken pursuant to the Company's bylaws, including bylaw provisions governing notices of meetings, waivers thereof, the number of Committee members required to take actions at meetings or by written consent, and other related matters. The Committee may request any officer or employee of the Company or its investment adviser or the Company's outside counsel to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

A.   Unless otherwise authorized by an amendment to this charter or as provided in the Bylaws of the Company, the Committee shall not delegate any of its authority to any subcommittee.

B.   Reports of meetings of and/or actions taken by the Committee (whether at a meeting or by consent) shall be made at least annually by the Chair of the Committee (or by his or her delegate) to the Board. In addition, the Chair of the Committee (or his or her delegate) shall be available from time to time to answer any questions that the other directors of the Company may have regarding the matters considered and actions taken by the Committee.

Subject to the terms of the Settlement (as set out in Section V.A of the Settlement Agreement), the Board will adopt, implement and maintain the following Fee Enhancements.[1]

I.   **INVESTMENT ADVISORY AGREEMENT**

      A.   Waiver of Fees

            1.   FSC will obtain from its investment advisor a waiver of fees due under its Advisory Agreement in the amount of one million dollars ($1,000,000) for each of ten (10) consecutive quarters starting with the quarter that begins on January 1, 2018.

      B.   Reduction of Base Management Fee

            1.   The Chairman of the Board acknowledges and shall confirm in connection with presentation of these Enhancements for the Court's consideration of whether to approve the Settlement Agreement as fair, reasonable and adequate, that it is his opinion that the Derivative Plaintiffs' remedial demands were a substantial and material factor in FSC's decision to amend the Advisory Agreement to lower the base management fee paid to FSAM from two percent (2%) of gross assets excluding cash and cash equivalents, to a maximum of one and three quarters percent (1.75%). Subject to Section V.A.4 of the Settlement Agreement, this base fee reduction shall be maintained for not less than four (4) years; *provided* that the base fee may be further reduced during this period.

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1.   All capitalized terms not defined in this Exhibit F shall be defined as set out in the Stipulation of Settlement.

UNITED STATES DISTRICT COURT
DISTRICT OF CONNECTICUT

IN RE FIFTH STREET FINANCE CORP. SHAREHOLDER DERIVATIVE LITIGATION	Case No. 3:15-cv-01795-RNC

CONFIDENTIALITY AGREEMENT

This Confidentiality Agreement (the "Agreement") is entered into between the undersigned shareholders and Derivative Defendants Fifth Street Finance Corp. ("FSC"), Fifth Street Asset Management Inc. ("FSAM") and the other named Derivative Defendants.[1]

WHEREAS, this Agreement is an addendum to the May 20, 2016 Mediation Confidentiality Agreement (a copy of which is attached as Attachment 1), which agreement governed the production of documents and presentation of information to Derivative Plaintiffs and Derivative Plaintiffs' Counsel before and during the Mediation Presentation; and

WHEREAS, the Mediation Confidentiality Agreement states that, "[i]f the parties enter into a Stipulation of Settlement . . . that document will address the manner in which Settlement Information may be used in connection with any court hearing to consider the proposed settlement"; and

WHEREAS, the Derivative Plaintiffs and the Derivative Defendants have executed a Stipulation of Settlement, with exhibits (including this Agreement) (collectively, the "Settlement Agreement"), which provides that Derivative Plaintiffs and Derivative Plaintiffs' Counsel may have access to Additional Information pursuant to the terms of this Agreement to explore

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[1]   All capitalized terms not defined in this Confidentiality Agreement shall be defined as set out in the Stipulation of Settlement or in the Mediation Confidentiality Agreement.

whether the underlying facts of the Derivative Actions are consistent with Derivative Plaintiffs' and Derivative Plaintiffs' Counsel's current understanding that the proposed Settlement is fair, reasonable and adequate; and

WHEREAS, the Settling Parties wish to have the meaning of Settlement Information as defined in the Mediation Confidentiality Agreement include the Additional Information that will be made available by Derivative Defendants;

NOW, THEREFORE, solely to advance Derivative Plaintiffs' and Derivative Plaintiffs' Counsel's evaluation of the proposed Settlement, in consideration of the mutual promises and covenants made in this Agreement and in the Settlement Agreement, with the intent to be legally bound by the terms of this Agreement, and understanding that the Court may enforce the terms of this Agreement, Derivative Plaintiffs, Derivative Plaintiffs' Counsel, Derivative Defendants, and Derivative Defendants' Counsel agree as follows:

1.   All Additional Information provided to Derivative Plaintiffs and/or Derivative Plaintiffs' Counsel during the Additional Information Period shall constitute Settlement Information and shall be subject to the terms of the Mediation Confidentiality Agreement, except as otherwise modified below. Settlement Information may be disclosed only as provided in the Mediation Confidentiality Agreement, except to the extent that this Agreement otherwise provides.

2.   The documentary Settlement Information will be made available on an electronic site for Derivative Plaintiffs' Counsel's review. The Settlement Information on the electronic site will be in printable form, except that the PowerPoints presented during the Mediation Presentation will not be printable.

3.   If Derivative Plaintiffs' Counsel wish to print Settlement Information in the electronic database (other than the PowerPoints from the Mediation Presentation) for their own use consistent with this Confidentiality Agreement, Derivative Plaintiffs' Counsel will either provide Derivative Defendants' Counsel with a copy of all printed documents or tell Derivative Defendants' Counsel which documents have been printed.

4.   Settlement Information shall be used solely for the purpose of evaluating the proposed settlement of the Derivative Actions and for no other purpose whatsoever (including pursuing claims in any of the Derivative Actions or in any other proceeding within or outside the United States).

5.   To the extent that any Securities Holders or their attorneys obtain access to Settlement Information, they must first sign the form attached as Attachment 2 and agree to be subject to all the terms of this Agreement.

6.   If Derivative Plaintiffs, Derivative Plaintiffs' Counsel, or anyone else who gives notice of intent to appear at or present evidence in connection with the Fairness Hearing believe that they need to present any Settlement Information to the Court in connection with the Court's review of the proposed Settlement, they shall first consult with Derivative Defendants' Counsel about the Settlement Information that they wish to present. Such persons or entities shall file any such Settlement Information under seal except to the extent that Derivative Defendants' Counsel conclude that sealing is not necessary as to some or all of it.

7.   If (*i*) after review of the Settlement Information Material, Derivative Plaintiffs decide to terminate the Settlement Agreement, (*ii*) the proposed Settlement is terminated for any other reason or (*iii*) the proposed Settlement is not approved by the Court, then Derivative Plaintiffs, Derivative Plaintiffs' Counsel and anyone else who has obtained access to Settlement

Information shall, within seven (7) Business Days after being notified by Derivative Defendants'

Counsel to do so, return to Derivative Defendants' Counsel all Settlement Information in their

possession. In any of the circumstances described in this paragraph, Derivative Defendants'

Counsel shall have custody and control of all Settlement Information.

8.   Upon the occurrence of the Final Settlement Date, Derivative Plaintiffs' Counsel

and anyone else who has obtained access to Settlement Information shall, within seven (7)

Business Days after the Final Settlement Date, either (*i*) return to Derivative Defendants'

Counsel all Settlement Information in their possession or (*ii*) certify that all Settlement

Information in their possession has been destroyed.

9.   If a document or information that is protected by the attorney-client privilege, the

attorney work-product doctrine, or any other applicable privilege is inadvertently made available

as Settlement Information, the document shall be removed from the electronic site upon

discovery that such document was inadvertently included among Settlement Information;

provided however, that Derivative Defendants' Counsel shall notify Derivative Plaintiffs'

Counsel of any such removal by providing a general description of each such document

removed, including the date and the number of pages of the document. No individual or entity

granted access to Settlement Information shall be permitted to request a copy of any such

privileged or protected document or shall take the position that Derivative Defendants waived

any privilege or protection through such inadvertent production.

10.   Unless modified by this Agreement, the terms of the Mediation Confidentiality

Agreement remain in effect and are applicable to all Settlement Information.

11.   Unless modified by the Court or the Settling Parties, this Agreement shall survive

the final determination of, and shall remain in full force and effect after the conclusion of all proceedings in, the Derivative Actions. The Court shall have jurisdiction to enforce and ensure compliance with its terms.

12.   This Agreement may be signed in counterparts, each of which shall constitute a duplicate original. Execution by facsimile shall be fully and legally binding.

13.   This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, excluding its conflict-of-laws provisions.

Agreed as of this ___ day of ____, 2016

_____   _____
Brian J. Robbins   Ralph C. Ferrara
Craig W. Smith   Ann M. Ashton
Gregory E. Del Gaizo   Jonathan E. Richman
Shane P. Sanders   Proskauer Rose LLP
Robbins Arroyo LLP   1001 Pennsylvania Avenue, N.W.
600 B Street, Suite 1900   Suite 600 South
San Diego, CA 92101   Washington, DC 20004
Tel: 619-525-3990   Tel: (202) 416-6800
Fax: 619-525-3991   Fax: (202) 416-6899

Counsel for Plaintiffs Solomon Chau and Scott Avera

Counsel for Defendants Fifth Street Asset Management Inc., Fifth Street Management, LLC, Leonard M. Tannenbaum, Bernard D. Berman, Alexander C. Frank, Todd G. Owens, Ivelin M. Dimitrov, Steven M. Noreika, David H. Harrison, Frank C. Meyer, Sandeep K. Khorana and Richard A. Petrocelli

5

_____
David Wales
Bernstein Litowitz Berger & Grossmann LLP
1251 Avenue of the Americas
New York, NY 10020
Tel: 212-554-1409
Fax: 212-554-1444

Counsel for Plaintiff Matt Gordon

_____
Thomas G. Amon
Law Offices of Thomas G. Amon
156 West 56th Street, Suite 1102
New York, NY 10019
Tel: 212-810-2430
Fax: 212-810-2427

Counsel for Plaintiff Scott Avera

_____
Katharine M. Ryan
Richard A. Maniskas
Ryan & Maniskas, LLP
995 Old Eagle School Road
Wayne, PA 19087
Tel: 484-588-5516
Fax: 484-450-2582

Counsel for Plaintiff Kamile Dahne

_____
Allen W. Burton
Ross B. Galin
O'Melveny & Myers LLP
Times Square Tower
7 Times Square
New York, NY 10036
Tel: (212) 326-2282
Fax: (212) 326-2061

Counsel for Defendants Fifth Street Finance Corp., James Castro-Blanco, Brian Dunn, Richard Dutkiewicz, Byron Haney, and Douglas Ray

_____
Robert B. Weiser
Brett D. Stecker
James M. Ficaro
The Weiser Law Firm, P.C.
22 Cassatt Avenue
Berwyn, PA 19312
Tel: 610-225-2677
Fax: 610-408-8062

Counsel for Plaintiff John Durgerian

_____
Gregory M. Egleston
Thomas J. McKenna
Gainey McKenna & Egleston
440 Park Avenue South, 5th Floor
New York, NY 10016
Tel: 212-983-1300
Fax: 212-983-0383

*Counsel for Plaintiffs Justin A. Tuttelman and
Ayn Lemke*

_____
Lewis Kahn
Melinda Nicholson
Kahn Swick & Foti, LLC
206 Covington Street
Madisonville, LA 70447
Tel: 504-455-1400
Fax: 504-455-1498

Counsel for Plaintiff James C. Cooper

_____
Beth A. Keller
Hynes Keller & Hernandez, LLC
118 North Bedford Road, Suite 100
Mount Kisco, NY 10549
Tel: 914-752-3040
Fax: 914-752-3041

Counsel for Shareholder Judy Mesirov

MEDIATION CONFIDENTIALITY AGREEMENT

This Mediation Confidentiality Agreement (the "Agreement") is entered between (*i*) the undersigned shareholders (the "Shareholders") who have filed lawsuits against or on behalf of, or have submitted certain inspection letters to, Fifth Street Finance Corp. ("FSC") and/or Fifth Street Asset Management Inc. ("FSAM"), (*ii*) FSC and FSAM (collectively, "Fifth Street"), (*iii*) the individual defendants in the lawsuits filed against or on behalf of FSC or FSAM (collectively with Fifth Street, the "Defendants"), and (*iv*) the parties' respective counsel.

WHEREAS, beginning in October 2015, several securities class actions were filed by FSC shareholders against FSC, FSAM, and various individual Defendants; and

WHEREAS the FSC securities class actions have been consolidated in the United States District Court for the Southern District of New York (the "Court") before the Honorable Lewis A. Kaplan, who has appointed Oklahoma Police Pension and Retirement System as lead plaintiff and the law firm of Labaton Sucharow LLP as lead counsel; and

WHEREAS various shareholder derivative actions have been filed in the United States District Court for the District of Connecticut, the Connecticut Superior Court for the Judicial District of Stamford/Norwalk, and the Delaware Court of Chancery on behalf of nominal defendant FSC against FSAM and various individual Defendants; and

WHEREAS various FSC shareholders have made requests to inspect FSC's books and records pursuant to 8 Del. Code § 220; and

WHEREAS a securities class action has been filed by an FSAM shareholder against FSAM and various individual Defendants; and

WHEREAS the FSAM securities class action is pending in the Court before Judge Kaplan, who has appointed Kiernan and Susan Duffy as lead plaintiffs and the law firm of Glancy Prongay & Murray LLP as lead counsel; and

WHEREAS, for purposes of this Agreement, the above lawsuits and requests shall be referred to collectively as the "Matters"; and

WHEREAS Shareholders and their counsel ("Shareholders' Counsel"), as well as Defendants and their counsel, wish to engage in discussions and mediation to explore the prospects for resolving the Matters, subject to the protections of Federal Rule of Evidence 408, any other potentially applicable statutes, rules, and privileges (including the settlement and mediation privileges), and the other protections provided under this Agreement; and

WHEREAS, solely for purposes of exploring the possibility of any potential settlement of the Matters, Fifth Street – in its sole discretion and subject to the terms and restrictions of this Agreement – may provide Shareholders' Counsel with certain documents and information concerning the allegations in the Matters; and

WHEREAS Defendants seek and intend to preserve all objections to discovery in the Matters and in any other actions or proceedings in any forum and to protect all applicable privileges and protections – including the attorney-client privilege and the attorney work-product protection – that might apply to such documents and information;

NOW, THEREFORE, solely to advance Shareholders' and Defendants' exploration of a potential settlement of the Matters, in consideration of the mutual promises and covenants made in this Agreement, with the intent to be legally bound by the terms of this Agreement, with the expectation that a separate Confidentiality Agreement and Order might be proposed and entered if the parties enter into a proposed settlement agreement, and understanding that the Court may enforce the terms of this Agreement, Shareholders and their counsel as well as Defendants and their counsel agree as follows:

1. All non-public documents, facts, opinions, estimates, and other information that are in or come into the possession of Shareholders or Shareholders' Counsel solely from Defendants – including, without limitation, writings, drawings, graphs, charts, photographs, microfilm, microfiche, drafts, deposition transcripts, non-identical copies of documents, and data compilations (including electronic or computerized data compilations) from which information can be obtained – and all non-public information (whether oral or written) that is contained in those materials or is otherwise provided to Shareholders or Shareholders' Counsel under the terms of this Agreement, or otherwise becomes known to Shareholders or Shareholders' Counsel solely through Defendants, shall be deemed to be "Settlement Information." Settlement Information also includes all documents and other materials that reflect non-public information that comes into the possession of Shareholders or Shareholders' Counsel solely from Defendants. Documents previously produced by Fifth Street pursuant to shareholder inspection requests or otherwise shall not be deemed to be Settlement Information and shall not be covered by this Agreement; *provided, however*, that, if such documents were produced pursuant to other confidentiality agreements, the obligations in any such agreements shall continue in full force and effect.

2. Only the following individuals ("Eligible Persons") shall be allowed access to Settlement Information:

    a.   the Shareholders;

    b.   attorneys who are either partners in, or members or employees of, Shareholders' Counsel;

c. any other attorneys whom Shareholders' Counsel designate solely for purposes of exploring a potential settlement of the Matters or of any related litigation or proceeding, and for no other purpose whatsoever; provided that Shareholders' Counsel will disclose to Defendants' counsel the identities of any such attorneys three business days before Shareholder's Counsel shares Settlement Information with them;

d. non-attorney employees of Shareholders' Counsel, or of any other attorneys designated pursuant to paragraph 2.c above, necessary to assist Shareholders' Counsel or any of those other attorneys in reviewing Settlement Information solely for purposes of exploring a potential settlement of the Matters or of any related litigation or proceeding;

e. consultants or experts retained by Shareholders' Counsel, or by any other attorneys designated pursuant to paragraph 2.c above, necessary to assist those attorneys in reviewing Settlement Information solely for purposes of exploring a potential settlement of the Matters or of any related litigation or proceeding; and

f. any mediator(s) retained or appointed to help the parties resolve the Matters or any related litigation or proceeding.

3. Any individual given access to Settlement Information pursuant to paragraph 2 above shall, before being granted such access, be given a copy of this Agreement and agree, by signing this Agreement or executing the undertaking in the form attached as Exhibit A, to be subject to its terms. Only one representative from each Shareholder Counsel shall be required to sign this Agreement, or execute the undertaking in the form attached as Exhibit A, on behalf of all attorneys or non-attorney employees of such Shareholder Counsel.

4. Settlement Information shall be used solely for the purpose of exploring a potential settlement of the Matters (and, if applicable, any related litigation or proceeding) and for no other purpose whatsoever, including drafting or amending a pleading or other court filing

4

in the Matters or in any other proceeding, or pursuing claims in the Matters or in any other proceeding. All persons allowed access to Settlement Information pursuant to paragraph 2 above (collectively, the "Reviewers") shall keep all Settlement Information strictly confidential and shall not disclose, disseminate, discuss, or otherwise publish such material or information in whole or in part, directly or indirectly, by any manner, method, or means whatsoever, to any other person, firm, or entity, including any media organization; nor shall they use any Settlement Information in connection with any purchase or sale of, or any other investment decision relating to, Fifth Street securities; *provided, however*, that:

a. The Reviewers may discuss Settlement Information with their clients, and with consultants or experts retained by the Reviewers, in accordance with the terms of this Agreement;

b. The Reviewers may discuss Settlement Information among themselves; and

c. Before any discussions take place regarding Settlement Information as provided in this paragraph 4, all prospective recipients of Settlement Information must be given a copy of this Agreement and agree, by signing this Agreement or executing the undertaking in the form attached as Exhibit A, to be subject to its terms.

5. Shareholders' Counsel shall ensure that the undertakings required pursuant to paragraphs 3 and 4 above have been obtained and shall retain those undertakings.

6. If any Shareholder or Reviewer receives a request to produce Settlement Information by any means, including by written interrogatories or by deposition, the recipient of such request shall give Defendants' counsel written notice of such request within five days and as provided in this Agreement, so that Defendants may take any appropriate measures (including seeking a protective order or attempting to quash such request) to oppose or to limit disclosures,

to require that disclosure be made under seal, or to seek any other available remedy. Any Shareholder or Reviewer receiving the request shall not oppose any efforts by Defendants and/or their counsel to take whatever measures they deem appropriate to protect Settlement Information from disclosure; *provided, however*, that the Shareholder or Reviewer receiving the request (*i*) shall not be required to bring any motion, or join in any motion filed by Defendants and/or their counsel, to prevent disclosure of Settlement Information and (*ii*) shall be able to make any other arguments he, she, or it deems appropriate to the extent such arguments are not contrary to Defendants' or their counsel's arguments regarding disclosure. If a protective order cannot be obtained, and if the Shareholder or Reviewer is compelled by a court order to disclose Settlement Information, then such entity or individual shall disclose only such portion of such information that the court requires be disclosed. Any Shareholder or Reviewer so compelled shall, within two days, give Defendants' counsel written notice of the information to be disclosed and shall give Defendants' counsel a duplicate production of all documents that are required to be disclosed; *provided, however,* that the Shareholder or Reviewer need not include in that duplicate production any materials protected by the attorney-work product privilege or otherwise legally privileged. If Defendants seek to have the disclosed information filed under seal, the applicable Shareholder or Reviewer will cooperate with Defendants' efforts to do so.

7.   If the parties enter into a Stipulation of Settlement in the Matters (or any of them), that document will address the manner in which Settlement Information may be used in connection with any court hearing to consider the proposed settlement.

8.   Defendants intend primarily to present, rather than provide, Settlement Information to Shareholders' Counsel, although Defendants, in their sole discretion, may choose to provide some Settlement Information as well. Eligible Persons who attend any presentation by Defendants may take handwritten notes, but may not use computers or other recording or

6

transmission devices (whether video, audio, or electronic) during the presentation. Before attending the presentation and receiving any documents that Defendants might provide, one representative from each Shareholder Counsel must sign this Agreement, and all attending Shareholders and Shareholder experts must sign Exhibit A before the day of the presentation.

9. If the parties do not ultimately enter into a Stipulation of Settlement, Shareholders and the Reviewers shall, within ten business days, certify to Defendants' counsel that they have destroyed all Settlement Information that Defendants in their discretion have provided to Shareholders and any other Reviewers, including copies of any such Settlement Information. In the circumstances described in this paragraph, Defendants' counsel shall have custody and control of all Settlement Information, including all Settlement Information duplicated for any Shareholder or Reviewer; *provided, however*, that Defendants will not be deemed to have custody or control over any attorney work product or other legally privileged material generated by a Reviewer. If any Shareholder or Reviewer creates any documents of any kind based on or related to Settlement Information, he, she, or it will collect and destroy all such documents and so certify in writing to Defendants' counsel; *provided, however,* that he, she, or it make keep copies of attorney work product or other legally privileged material generated by a Reviewer.

10. Any presentation or production of Settlement Information shall not be deemed to be, and Defendants, Shareholders, and the Reviewers will not argue that such presentation or production is, (*i*) a general waiver of the attorney-client privilege, the attorney work-product doctrine, or any other potentially applicable privilege or protection (including for trade secrets or proprietary information), (*ii*) a specific waiver of any privilege or protection applicable to the documents or information being presented or produced, (*iii*) an admission that the documents or information are relevant to, or would or should be discoverable in, the Matters or in any other

litigation or proceeding in any forum, or (*iv*) a waiver of the discovery stay under the Private

Securities Litigation Reform Act of 1995 and/or any applicable court order.

11.   Pursuant to Federal Rule of Evidence 502(d), the parties to this Agreement agree

that the attorney-client privilege and attorney work-product protection are not waived in any

federal or state court by presentation or production of Settlement Information in connection with

the Matters.

12.   If the Matters are not ultimately settled, nothing in this Agreement shall preclude

Shareholders from seeking the production of documents and information from Defendants

pursuant to the applicable rules of procedure in the relevant court(s); *provided, however*, that

(*i*) Shareholders and Shareholders' Counsel shall not use any Settlement Information in any

proceeding relating to the Matters or any other action or proceeding or in any forum, except to

the extent such information is properly obtained otherwise than pursuant to this Agreement

(including through discovery in the relevant action or proceeding) and is used only to the extent

permitted by the applicable court and rules; and (*ii*) Shareholders shall not use the fact that they

or anyone else were allowed access to Settlement Information under this Agreement to argue that

Defendants have conceded that any such documents or information should or must be disclosed.

Notwithstanding anything in this Agreement, however, Shareholders shall not seek discovery of

any work product (including PowerPoint presentations) that Defendants or their counsel prepare

for and present to them and other Eligible Persons during the mediation or any pre-mediation

presentation.

13.   Defendants reserve all rights in the Matters, and in any other pending or future

proceeding, to object on any ground whatsoever to the production of any documents or

information included among Settlement Information.

14.   All Shareholders' Counsel who sign this Agreement will receive all Settlement

Information previously produced to any other Shareholder's Counsel, to the extent that such

signatory has not already received it. All such productions shall be governed by this Agreement.

All future productions of Settlement Information will be governed by this Agreement and will be

produced to all signatories.

15.   Any violation of this Agreement shall entitle Defendants to injunctive or other

equitable relief as a remedy for the violation without proof of actual damages and without

limiting any other remedies that Defendants might have. In agreeing to be subject to the terms of

this Agreement, Shareholders and the Reviewers agree to submit to the jurisdiction of the Court

for all matters concerning the enforcement of the terms of this Agreement.

16.   Any notice to Defendants required by this Agreement shall be addressed to the

following:

> Ralph C. Ferrara, Esq.
> rferrara@proskauer.com
> Ann M. Ashton, Esq.
> aashton@proskauer.com
> Proskauer Rose LLP
> 1001 Pennsylvania Avenue, N.W.
> Suite 600 South
> Washington, D.C. 20004
> Telephone: (202) 416-6800
> Facsimile: (202) 416-6899
>
> Jonathan E. Richman, Esq.
> Proskauer Rose LLP
> Eleven Times Square
> New York, New York 10036-8299
> Telephone: (212) 969-3448
> Facsimile: (212) 969-2900
> jerichman@proskauer.com

Allen W. Burton, Esq.
O'Melveny & Myers LLP
Times Square Tower
7 Times Square
New York, New York 10036
Telephone: (212) 326-2282
Facsimile: (212) 326-2061
aburton@omm.com

17.   The parties to this Agreement agree that they will not oppose any request for an
extension of any court filing deadlines that include a period during which the parties are
participating in mediation through June 17, 2016. Without limiting the foregoing, (*i*) the
defendants in the FSC consolidated putative securities class action agree not to oppose lead
plaintiff's request to extend the time to oppose the defendants' anticipated motion to dismiss that
case until 60 days after June 17, 2016, and (*ii*) lead plaintiffs in the FSAM putative securities
class action agree not to oppose the defendants' request to extend the time to move to dismiss or
otherwise respond to the complaint in that case until 60 days after June 17, 2016. The parties
also agree to support or not oppose further requests for extensions if mediation discussions
continue beyond June 17, 2016.

18.   This Agreement sets forth the entire agreement among the parties as to its subject
matter and may not be altered or modified except by a written instrument executed by all parties'
counsel.

19.   Unless modified by the parties in writing, this Agreement shall survive the final
determination of, and shall remain in full force and effect after the conclusion of all proceedings
in, the Matters. The Court shall have exclusive jurisdiction to enforce and ensure compliance
with the Agreement's terms.

20.   Any waiver of or failure to enforce any term of this Agreement shall not
constitute a waiver of any other term or a waiver in any other circumstance.

21. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, excluding its conflict-of-laws provisions.

22. This Agreement may be signed in counterparts, each of which shall constitute a duplicate original. Execution by facsimile shall be fully and legally binding.

Dated: May 20, 2016



_____
Joel H. Bernstein
Ira A. Schochet
Eric D. Gottlieb
Matthew J. Hrutkay
Labaton Sucharow LLP
140 Broadway
New York, NY 10005
Tel: 212-907-0700
Fax: 212-818-0477

Counsel for Lead Plaintiff Oklahoma Police Pension and Retirement System



_____
Ralph C. Ferrara
Ann M. Ashton
Jonathan E. Richman
Proskauer Rose LLP
1001 Pennsylvania Avenue, N.W.
Suite 600 South
Washington, DC 20004
Tel: (202) 416-6800
Fax: (202) 416-6899

Counsel for Defendants Fifth Street Asset Management Inc., Bernard Berman, Wayne Cooper, Ivelin Dimitrov, Alexander Frank, Mark Gordon, David Harrison, Tom Harrison, Sandeep Khorana, Frank Meyer, Steven Noreika, Todd Owens, Richard Petrocelli, and Len Tannenbaum

_____
Brian J. Robbins
Craig W. Smith
Gregory E. Del Gaizo
Shane P. Sanders
Robbins Arroyo LLP
600 B Street, Suite 1900
San Diego, CA 92101
Tel: 619-525-3990
Fax: 619-525-3991

Counsel for Plaintiff Solomon Chau

_____
Allen W. Burton
O'Melveny & Myers LLP
Times Square Tower
7 Times Square
New York, NY 10036
Tel: (212) 326-2282
Fax: (212) 326-2061

Counsel for Defendants Fifth Street Finance Corp., James Castro-Blanco, Brian Dunn, Richard Dutkiewicz, Byron Haney, and Douglas Ray

11

21.   This Agreement shall be governed by and construed in accordance with the laws of the State of New York, excluding its conflict-of-laws provisions.

22.   This Agreement may be signed in counterparts, each of which shall constitute a duplicate original. Execution by facsimile shall be fully and legally binding.

Dated: May __, 2016

_____	_____
Joel H. Bernstein	Ralph C. Ferrara
Ira A. Schochet	Ann M. Ashton
Eric D. Gottlieb	Jonathan E. Richman
Matthew J. Hrutkay	Proskauer Rose LLP
Labaton Sucharow LLP	1001 Pennsylvania Avenue, N.W.
140 Broadway	Suite 600 South
New York, NY 10005	Washington, DC 20004
Tel: 212-907-0700	Tel: (202) 416-6800
Fax: 212-818-0477	Fax: (202) 416-6899

Counsel for Lead Plaintiff Oklahoma Police Pension and Retirement System

Counsel for Defendants Fifth Street Asset Management Inc., Bernard Berman, Wayne Cooper, Ivelin Dimitrov, Alexander Frank, Mark Gordon, David Harrison, Tom Harrison, Sandeep Khorana, Frank Meyer, Steven Noreika, Todd Owens, Richard Petrocelli, and Len Tannenbaum

Brian J. Robbins
Craig W. Smith
Gregory E. Del Gaizo
Shane P. Sanders
Robbins Arroyo LLP
600 B Street, Suite 1900
San Diego, CA 92101
Tel: 619-525-3990
Fax: 619-525-3991

Counsel for Plaintiff Solomon Chau

Allen W. Burton
O'Melveny & Myers LLP
Times Square Tower
7 Times Square
New York, NY 10036
Tel: (212) 326-2282
Fax: (212) 326-2061

Counsel for Defendants Fifth Street Finance Corp., James Castro-Blanco, Brian Dunn, Richard Dutkiewicz, Byron Haney, and Douglas Ray

Brian J. Robbins
Craig W. Smith
Gregory E. Del Gaizo
Shane P. Sanders
Robbins Arroyo LLP
600 B Street, Suite 1900
San Diego, CA 92101
Tel: 619-525-3990
Fax: 619-525-3991



Thomas G. Amon
Law Offices of Thomas G. Amon
156 West 56th Street, Suite 1102
New York, NY 10019
Tel: 212-810-2430
Fax: 212-810-2427

Allen W. Burton
O'Melveny & Myers LLP
Times Square Tower
7 Times Square
New York, NY 10036
Tel: (212) 326-2282
Fax: (212) 326-2061

Katharine M. Ryan
Richard A. Maniskas
Ryan & Maniskas, LLP
995 Old Eagle School Road
Wayne, PA 19087
Tel: 484-588-5516
Fax: 484-450-2582

Robert B. Weiser
Brett D. Stecker
James M. Ficaro
The Weiser Law Firm, P.C.
22 Cassatt Avenue
Berwyn, PA 19312
Tel: 610-225-2677
Fax: 610-408-8062

Thomas G. Amon
Law Offices of Thomas G. Amon
156 West 56th Street, Suite 1102
New York, NY 10019
Tel: 212-810-2430
Fax: 212-810-2427

Counsel for Plaintiff Scott Avera



Katharine M. Ryan
Richard A. Maniskas
Ryan & Maniskas, LLP
995 Old Eagle School Road
Wayne, PA 19087
Tel: 484-588-5516
Fax: 484-450-2582

Counsel for Plaintiff Kamile Dahne

Robert B. Weiser
Brett D. Stecker
James M. Ficaro
The Weiser Law Firm, P.C.
22 Cassatt Avenue
Berwyn, PA 19312
Tel: 610-225-2677
Fax: 610-408-8062

Counsel for Plaintiff John Durgerian

Gregory M. Egleston
Thomas J. McKenna
Gainey McKenna & Egleston
440 Park Avenue South, 5th Floor
New York, NY 10016
Tel: 212-983-1300
Fax: 212-983-0383

Counsel for Plaintiff Justin A. Tuttelman

Thomas G. Amon
Law Offices of Thomas G. Amon
156 West 56th Street, Suite 1102
New York, NY 10019
Tel: 212-810-2430
Fax: 212-810-2427

Counsel for Plaintiff Scott Avera

Katharine M. Ryan
Richard A. Maniskas
Ryan & Maniskas, LLP
995 Old Eagle School Road
Wayne, PA 19087
Tel: 484-588-5516
Fax: 484-450-2582

Counsel for Plaintiff Kamile Dahne



Robert B. Weiser
Brett D. Stecker
James M. Ficaro
The Weiser Law Firm, P.C.
22 Cassatt Avenue
Berwyn, PA 19312
Tel: 610-225-2677
Fax: 610-408-8062

Counsel for Plaintiff John Durgerian

Gregory M. Egleston
Thomas J. McKenna
Gainey McKenna & Egleston
440 Park Avenue South, 5th Floor
New York, NY 10016
Tel: 212-983-1300
Fax: 212-983-0383

Counsel for Plaintiff Justin A. Tuttelman

Thomas G. Amon
Law Offices of Thomas G. Amon
156 West 56th Street, Suite 1102
New York, NY 10019
Tel: 212-810-2430
Fax: 212-810-2427

Counsel for Plaintiff Scott Avera

Katharine M. Ryan
Richard A. Maniskas
Ryan & Maniskas, LLP
995 Old Eagle School Road
Wayne, PA 19087
Tel: 484-588-5516
Fax: 484-450-2582

Counsel for Plaintiff Kamile Dahne

Robert B. Weiser
Brett D. Stecker
James M. Ficaro
The Weiser Law Firm, P.C.
22 Cassatt Avenue
Berwyn, PA 19312
Tel: 610-225-2677
Fax: 610-408-8062

Counsel for Plaintiff John Durgerian

Thomas J. McKenna

Gregory M. Egleston
Thomas J. McKenna
Gainey McKenna & Egleston
440 Park Avenue South, 5th Floor
New York, NY 10016
Tel: 212-983-1300
Fax: 212-983-0383

Counsel for Plaintiff Justin A. Tuttelman

Thomas G. Amon
Law Offices of Thomas G. Amon
156 West 56th Street, Suite 1102
New York, NY 10019
Tel: 212-810-2430
Fax: 212-810-2427

Counsel for Plaintiff Scott Avera

Katharine M. Ryan
Richard A. Maniskas
Ryan & Maniskas, LLP
995 Old Eagle School Road
Wayne, PA 19087
Tel: 484-588-5516
Fax: 484-450-2582

Counsel for Plaintiff Kamile Dahne

Robert B. Weiser
Brett D. Stecker
James M. Ficaro
The Weiser Law Firm, P.C.
22 Cassatt Avenue
Berwyn, PA 19312
Tel: 610-225-2677
Fax: 610-408-8062

Counsel for Plaintiff John Durgerian

Gregory M. Egleston
Thomas J. McKenna
Gainey McKenna & Egleston
440 Park Avenue South, 5th Floor
New York, NY 10016
Tel: 212-983-1300
Fax: 212-983-0383

Counsel for Plaintiff Justin A. Tuttelman



12

Lewis Kahn
Melinda Nicholson
Kahn Swick & Foti, LLC
206 Covington Street
Madisonville, LA 70447
Tel: 504-455-1400
Fax: 504-455-1498

Counsel for Plaintiff James C. Cooper

David Wales
Bernstein Litowitz Berger & Grossmann LLP
1251 Avenue of the Americas
New York, NY 10020
Tel: 212-554-1409
Fax: 212-554-1444

Counsel for Shareholder Matt Gordon

Beth A. Keller
Hynes Keller & Hernandez, LLC
100 South Bedford Road, Suite 340
Mount Kisco, NY 10549
Tel: 914-752-3040
Fax: 914-752-3041

Counsel for Shareholder Judy Mesirov

Lionel Z. Glancy
Robert V. Prongay
Casey E. Sadler
Peter A. Binkow
Leslie F. Portnoy
Glancy Prongay & Murray LLP
1925 Century Plaza East, Suite 2100
Los Angeles, CA 90067
Tel: 310-201-9150
Fax: 310-432-1495

Counsel for Lead Plaintiffs
Kiernan and Susan Duffy

David Wales
Bernstein Litowitz Berger & Grossmann LLP
1251 Avenue of the Americas
New York, NY 10020
Tel: 212-554-1409
Fax: 212-554-1444

Counsel for Shareholder Matt Gordon



Beth A. Keller
Hynes Keller & Hernandez, LLC
100 South Bedford Road, Suite 340
Mount Kisco, NY 10549
Tel: 914-752-3040
Fax: 914-752-3041

Counsel for Shareholder Judy Mesirov

Lionel Z. Glancy
Robert V. Prongay
Casey E. Sadler
Peter A. Binkow
Leslie F. Portnoy
Glancy Prongay & Murray LLP
1925 Century Plaza East, Suite 2100
Los Angeles, CA 90067
Tel: 310-201-9150
Fax: 310-432-1495

Counsel for Lead Plaintiffs
Kiernan and Susan Duffy

Lewis Kahn
Melinda Nicholson
Kahn Swick & Foti, LLC
206 Covington Street
Madisonville, LA 70447
Tel: 504-455-1400
Fax: 504-455-1498

Counsel for Plaintiff James C. Cooper

David Wales
Bernstein Litowitz Berger & Grossmann LLP
1251 Avenue of the Americas
New York, NY 10020
Tel: 212-554-1409
Fax: 212-554-1444

Counsel for Shareholder Matt Gordon

Beth A. Keller
Hynes Keller & Hernandez, LLC
100 South Bedford Road, Suite 340
Mount Kisco, NY 10549
Tel: 914-752-3040
Fax: 914-752-3041

Counsel for Shareholder Judy Mesirov



Lionel Z. Glancy
Robert V. Prongay
Casey E. Sadler
Peter A. Binkow
Leslie F. Portnoy
Glancy Prongay & Murray LLP
1925 Century Plaza East, Suite 2100
Los Angeles, CA 90067
Tel: 310-201-9150
Fax: 310-432-1495

Counsel for Lead Plaintiffs
Kiernan and Susan Duffy

EXHIBIT A:

**UNDERTAKING REGARDING
SETTLEMENT INFORMATION**

I hereby attest that I have been provided with a copy of the attached Mediation

Confidentiality Agreement (the "Agreement") and that I understand that Settlement Information

(as that term is defined in the Agreement) will be provided to me pursuant to the terms,

conditions, and restrictions set out in the Agreement.

I further attest that I have read the Agreement and that I understand that, by signing this

Undertaking, I have agreed, as a condition to my receipt of Settlement Information, to be bound

by the Agreement and its terms, including, without limitation, that the United States District

Court for the Southern District of New York shall have personal jurisdiction over me to enforce

the terms of the Agreement.

_____

Name:
Date:

ATTACHMENT 2
EXHIBIT G TO SETTLEMENT AGREEMENT

UNITED STATES DISTRICT COURT
DISTRICT OF CONNECTICUT

IN RE FIFTH STREET FINANCE CORP. SHAREHOLDER LITIGATION	**Case No. 3:15-cv-01795-RNC**

UNDERTAKING REGARDING
SETTLEMENT INFORMATION

I hereby attest that I have been provided with a copy of the attached Confidentiality Agreement (the "Agreement") and that I understand that Settlement Information (as that term is defined in the Agreement) will be provided to me pursuant to the terms, conditions, and restrictions set out in the Agreement.

I further attest that I have read the Agreement and that I understand that, by signing this Undertaking, I have agreed, as a condition to my receipt of Settlement Information, to be bound by the Agreement and its terms, including, without limitation, that the Court in which the Federal Action is pending shall have personal jurisdiction over me to enforce the terms of the Agreement.

I further agree and attest to my understanding that, if I should fail to abide by the terms of the Agreement, I may be subject to claims for damages and sanctions, including monetary sanctions and/or sanctions by way of contempt of court, for such failure.

______________________________ ______________________________________
Date Name